    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 1996



                                                      REGISTRATION NO. 333-14835

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            COMSTOCK RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

                      NEVADA                                           94-1667468
          (State or other jurisdiction of                           (I.R.S. Employer
          incorporation or organization)                         Identification Number)

                 5005 LBJ FREEWAY                                    M. JAY ALLISON
                    SUITE 1000                            PRESIDENT AND CHIEF EXECUTIVE OFFICER
                DALLAS, TEXAS 75244                             COMSTOCK RESOURCES, INC.
                  (972) 701-2000                              5005 LBJ FREEWAY, SUITE 1000
         (Address, including zip code, and                         DALLAS, TEXAS 75244
      telephone number, including area code,                         (972) 701-2000
   of registrant's principal executive offices)     (Name, address, including zip code, and telephone
                                                   number, including area code, of agent for service)

                                   Copies to:

                  GUY KERR, ESQ.                                 KERRY C. L. NORTH, ESQ.
            LOCKE PURNELL RAIN HARRELL                            BAKER & BOTTS, L.L.P.
           (A PROFESSIONAL CORPORATION)                         800 TRAMMELL CROW CENTER
           2200 ROSS AVENUE, SUITE 2200                             2001 ROSS AVENUE
                DALLAS, TEXAS 75201                                DALLAS, TEXAS 75201
                  (214) 740-8000                                     (214) 953-6500

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                             ---------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                 SUBJECT TO COMPLETION, DATED OCTOBER 30, 1996


PROSPECTUS

                                5,870,000 SHARES

                                      LOGO

                                  COMMON STOCK

                               ------------------

     Of the 5,870,000 shares of Common Stock offered hereby (the "Offering"), 4,000,000 shares are being sold by Comstock Resources, Inc. (the "Company") and 1,870,000 shares are being sold by certain stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     The Common Stock is quoted on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CMRE." The last reported sale price of the Common Stock on the Nasdaq National Market was $12.875 per share on October 29, 1996. See "Price Range of Common Stock."


     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================
                                                    UNDERWRITING                    PROCEEDS TO
                                      PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                       PUBLIC      COMMISSIONS(1)    COMPANY(2)     STOCKHOLDERS
--------------------------------------------------------------------------------------------------
Per Share                                $               $               $               $
--------------------------------------------------------------------------------------------------
Total(3)                                 $               $               $               $
==================================================================================================

   (1) For information regarding indemnification of the Underwriters, see "Underwriting."
   (2) Before deducting estimated expenses of $400,000 payable by the Company.
   (3) The Company has granted to the Underwriters a 30-day option to purchase up to 880,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
       will be $        , $        and $        , respectively.

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or
about             , 1996, at the office of Smith Barney Inc., 333 West 34th
Street, New York, New York 10001.

SMITH BARNEY INC.                               RAYMOND JAMES & ASSOCIATES, INC.

BEAR, STEARNS & CO. INC.

                            OPPENHEIMER & CO., INC.

                                                          RODMAN & RENSHAW, INC.
            , 1996

[Map of Texas and Louisiana showing the Company's major oil and gas properties.]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto set forth elsewhere in this Prospectus or incorporated by reference herein. As used herein, the term "Company" means Comstock Resources, Inc., its predecessor and its subsidiaries, except as the context may otherwise require. Unless otherwise indicated, the information contained herein gives pro forma effect to the 1995 Acquisitions and the 1996 Transactions as described in "Pro Forma Financial Information" and assumes that the Underwriters' over-allotment option will not be exercised. The estimated proved reserve information included or incorporated in this Prospectus is based on reports prepared by Lee Keeling and Associates, Inc., independent petroleum consultants. Certain oil and gas terms used in this Prospectus are defined in the "Glossary" included herein.

                                  THE COMPANY

GENERAL


     Comstock Resources, Inc. is an independent energy company engaged in the acquisition, development, production and exploration of oil and natural gas properties. The Company is also engaged in the gathering, processing and marketing of natural gas. As of December 31, 1995, the Company had pro forma proved reserves of 307.9 Bcfe with an estimated Present Value of Proved Reserves of $286.4 million. On a Bcfe basis, these reserves were 83% natural gas and 74% proved developed. The Company believes that its primary strengths include (i) its ability to acquire oil and natural gas properties at attractive costs, (ii) its high quality, long-lived reserve base, of which 92% is concentrated in Southeast Texas, East Texas/North Louisiana and the Texas Gulf Coast, and (iii) its ability to efficiently operate and develop its oil and natural gas properties.


     The Company has grown primarily through the acquisition of producing properties. Since 1991 the Company has added 286.8 Bcf of natural gas and 10.5 MMBbls of oil from 16 acquisitions at a total cost of $225.5 million, or $0.64 per Mcfe. The Company's two largest acquisitions to date have been its purchase of properties from Sonat Inc. in July 1995 for $50.6 million (the "Sonat Acquisition") and its acquisition of Black Stone Oil Company and interests in the Double A Wells field in May 1996 for $104.0 million (the "Black Stone Acquisition"). Primarily as a result of the Company's acquisition activities,
(i) average net daily production increased from 27.9 MMcfe in 1993 to 78.9 MMcfe on a pro forma basis for the nine months ended September 30, 1996 and (ii) EBITDA (as defined) increased from $13.9 million for 1993 to $37.1 million on a pro forma basis for 1995. EBITDA on a pro forma basis for the first nine months of 1996 was $47.6 million.


     While continuing to pursue attractive acquisitions, the Company has recently increased its focus on the exploitation and development of its existing properties through the implementation of operational improvements, workovers, recompletions and the drilling of development and exploratory wells. During 1995 and the first nine months of 1996, the Company spent $3.7 million and $6.3 million, respectively, on development and exploration activities. As part of its increased emphasis on such activities, the Company anticipates spending in excess of $20.0 million on currently identified development and exploration projects in the fourth quarter of 1996 through 1997.


BUSINESS STRATEGY


     The Company's strategy is to increase cash flow and net asset value by acquiring oil and natural gas properties at attractive costs and developing its reserves. In addition, the Company intends to pursue selective exploration opportunities in its core operating areas. The key elements of the Company's business strategy are to:

  ACQUIRE HIGH QUALITY PROPERTIES AT ATTRACTIVE COSTS


     The Company has a successful track record of increasing its reserves through opportunistic acquisitions. The Company applies strict economic and reserve risk criteria in evaluating acquisitions and targets properties with established production where it can obtain operational control and increase production and reserves through exploitation activities. The Black Stone Acquisition and the Sonat Acquisition have significant development and exploration potential and were acquired at costs equal to 70% and 68%, respectively, of their estimated Present Value of Proved Reserves. Due to its experience in its core operating areas, the Company believes it is better able to identify and evaluate potential acquisitions and negotiate and close selected acquisitions on favorable terms.


  OPERATE PROPERTIES

     The Company prefers to operate the properties it acquires, allowing it to exercise greater control over the timing and plans for future development, the level of drilling and lifting costs, and the marketing of production. The Company operates properties comprising approximately 85% of its pro forma Present Value of Proved Reserves as of December 31, 1995.

  MAINTAIN LOW COST STRUCTURE


     The Company seeks to increase cash flow by carefully controlling operating costs and general and administrative expense. The Company targets acquisitions that possess, among other characteristics, low per unit operating costs. In addition, the Company has been able to reduce per unit operating costs by eliminating unnecessary field and corporate overhead costs and by divesting properties that have high lifting costs with little future development potential. Through these efforts, the Company's general and administrative expense and average oil and gas operating costs per Mcfe have decreased from $0.18 and $0.66, respectively, for 1993 to $0.08 and $0.49, respectively, on a pro forma basis for the nine months ended September 30, 1996.


  EXPLOIT EXISTING RESERVES


     The Company seeks to maximize the value of its properties by increasing production and recoverable reserves through active workover, recompletion and exploitation activities. The Company utilizes advanced industry technology, including 3-D seismic data, magnetic resonance imaging logging tools and newly developed formation stimulation techniques. During the first nine months of 1996, the Company participated in the drilling of 14 development wells, and plans to participate in 14 additional development wells during the fourth quarter. The Company has identified 23 development wells to be drilled in 1997 and expects to drill additional wells based on drilling results and geologic work in progress.


  PURSUE SELECTIVE EXPLORATION OPPORTUNITIES


     The Company pursues selective exploration activities to find additional reserves on its undeveloped acreage and anticipates spending approximately 15% of its 1997 drilling budget on exploration. The Company recently completed a 3-D seismic survey in the East White Point field along the Texas Gulf Coast and plans to drill an exploratory well in this field in the fourth quarter of 1996 and a deeper exploratory test well in the first quarter of 1997. In the West Simsboro field in North Louisiana, the Company has completed a geological field study and intends to drill an exploratory well to test an undeveloped fault block by the end of 1996. The Company is also participating in the exploration of undeveloped acreage adjacent to the Double A Wells field in Southeast Texas. In 1997 the Company intends to participate in 3-D seismic surveys on its offshore leases in the Gulf of Mexico.

SIGNIFICANT ACQUISITIONS

  BLACK STONE


     In May 1996 the Company acquired, through a series of negotiated transactions, 100% of the capital stock of Black Stone Oil Company and interests in 19 producing wells (7.7 net) located in the Double A Wells field in Polk County, Texas for $104.0 million. These high volume wells produce from the Upper Woodbine formation at a total depth of approximately 14,500 feet. The Black Stone Acquisition added proved reserves, as of January 1, 1996, of 5.3 MMBbls of oil and 98.5 Bcf of natural gas, increasing the Company's reserve base by 67%. The Company believes the field is in an early stage of its productive life. The Company assumed operation of the field without incurring significant additional overhead and has increased average daily production by 15% from April 1996, the month prior to acquisition, to September 1996. The Company has initiated an infill drilling program and is conducting exploration and field delineation drilling activities on undeveloped acreage adjacent to the Double A Wells field.


  SONAT


     In July 1995 the Company purchased interests in certain producing oil and gas properties and natural gas gathering systems located in East Texas and North Louisiana from Sonat Inc. for $50.6 million. The acquired assets included interests in 319 producing wells (188.0 net) along with interests in gas gathering systems. The Sonat Acquisition included proved reserves of 0.8 MMBbls of oil and 104.7 Bcf of natural gas. Since assuming operations, the Company has been able to lower per unit operating costs for these properties by establishing an efficient operating structure. A significant portion of the acquired reserves are in the Travis Peak (Hosston in Louisiana) and Cotton Valley formations. The majority of the Company's 1996 and 1997 infill drilling program is focused on these properties.


                                  THE OFFERING


Common Stock offered by the Company..............  4,000,000 shares
Common Stock offered by the Selling                1,870,000 shares
  Stockholders...................................
Common Stock to be outstanding after the           23,179,530 shares(1)
  Offering.......................................
Use of proceeds..................................  To reduce outstanding indebtedness under the Company's Bank Credit Facility. See
                                                   "Use of Proceeds."
Nasdaq National Market Symbol....................  CMRE


---------------


(1) Excludes (i) 1,345,377 shares of Common Stock reserved for issuance upon the conversion of outstanding shares of the Company's Series 1995 Convertible Preferred Stock (the "Series 1995 Preferred") (after giving effect to the issuance of 1,511,761 shares of Common Stock upon conversion of preferred shares by certain Selling Stockholders in connection with the Offering) and
    (ii) 2,949,780 shares of Common Stock reserved for issuance upon exercise of outstanding stock options. See "Capitalization," "Management -- Compensation of Executive Officers," "Principal and Selling Stockholders" and "Description of Capital Stock."

                         SUMMARY FINANCIAL INFORMATION


     The following table sets forth certain historical and pro forma operating and financial data of the Company. The historical data should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. The Company acquired significant producing oil and natural gas properties in all the periods presented which affect the comparability of the historical financial and operating data for the periods presented. The pro forma information should be read in conjunction with the Pro Forma Financial Statements and notes thereto included elsewhere in this Prospectus. The pro forma financial information for the year ended December 31, 1995 and for the nine months ended September 30, 1996 has been prepared as if the 1995 Acquisitions, the 1996 Transactions and this Offering and the application of the estimated net proceeds therefrom had occurred at the beginning of the periods presented for purposes of the statement of operations and other financial data. Neither the historical results nor the pro forma results are necessarily indicative of the Company's future operations or financial results. See "Selected Historical Financial Data," "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                     YEAR ENDED DECEMBER 31,               --------------------------------
                                          ---------------------------------------------
                                                                             PRO FORMA               (UNAUDITED)
                                                                            (UNAUDITED)                           PRO FORMA
                                           1993       1994        1995         1995         1995        1996        1996
                                          -------    -------    --------    -----------    -------    --------    ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Oil and gas sales...................  $21,805    $16,855    $ 22,091     $  46,465     $14,254    $ 45,517    $ 55,999
    Gas marketing, gathering and
      processing........................      107     15,029      50,678        51,247      35,240      68,114      68,114
    Other...............................      541        770       2,899         2,970       2,814       1,961       1,961
                                          -------    -------    --------      --------     -------    --------    --------
      Total revenues....................   22,453     32,654      75,668       100,682      52,308     115,592     126,074
                                          -------    -------    --------      --------     -------    --------    --------
  Expenses:
    Oil and gas operating(1)............    6,673      6,099       7,427        12,078       4,803       9,673      10,507
    Gas marketing, gathering and
      processing........................       91     14,532      49,118        49,636      34,109      66,301      66,301
    Exploration.........................      423         --          --            --          --         285         285
    Depreciation, depletion and
      amortization......................    8,334      7,390       8,613        17,500       6,114      12,809      16,082
    General and administrative, net.....    1,834      1,823       1,979         1,910       1,448       1,546       1,705
    Interest............................    2,184      2,869       5,542        10,035       3,574       7,619       6,246
    Impairment of oil and gas
      properties(2).....................       --         --      29,150        29,150          --          --          --
                                          -------    -------    --------      --------     -------    --------    --------
      Total expenses....................   19,539     32,713     101,829       120,309      50,048      98,233     101,126
                                          -------    -------    --------      --------     -------    --------    --------
  Income (loss) before income taxes.....    2,914        (59)    (26,161)      (19,627)      2,260      17,359      24,948
                                          -------    -------    --------      --------     -------    --------    --------
  Net income (loss) attributable to
    common stock(3).....................  $ 2,741    $  (877)   $(28,069)    $ (19,973)    $   993    $ 15,612    $ 24,465
                                          =======    =======    ========      ========     =======    ========    ========
  Net income (loss) per share: (3)
    Primary.............................  $   .25    $  (.07)   $  (2.24)    $    (.96)    $   .08    $   1.04    $   1.02
                                          =======    =======    ========      ========     =======    ========    ========
    Fully diluted.......................                                                              $   0.82    $   0.99
                                                                                                      ========    ========
OTHER FINANCIAL DATA:
  EBITDA(4).............................  $13,855    $10,200    $ 17,144     $  37,058     $11,948    $ 38,072    $ 47,561
  Operating cash flow(5)................   10,340      6,850       9,578                     6,340      28,810
  Capital expenditures..................   21,779     16,386      61,809                    59,708     106,668



                                                                   AS OF DECEMBER 31,           AS OF SEPTEMBER 30, 1996
                                                             ------------------------------    --------------------------
                                                              1993       1994        1995       ACTUAL     AS ADJUSTED(6)
                                                             -------    -------    --------    --------    --------------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Property and equipment, net..............................  $66,068    $77,989    $102,116    $188,233       $188,233
  Total assets.............................................   74,095     91,571     120,099     222,383        222,383
  Total debt...............................................   21,930     37,932      71,811     150,180        101,912
  Stockholders' equity.....................................   27,646     41,205      30,128      48,950         97,218


---------------

(1) Includes lease operating costs and production and ad valorem taxes.
(2) Represents the impairment provision for the adoption of a new accounting standard regarding the carrying value of long-lived assets.
(3) Before extraordinary losses of $417,000 in 1993 and $615,000 in 1994.
(4) As used in this Prospectus, EBITDA means income (loss) before income taxes, plus interest, depreciation, depletion and amortization, impairment of oil and gas properties and exploration.
(5) Represents cash flow provided by operations, before net changes in non-cash working capital accounts.

(6) Adjusted to reflect the issuance of 1,511,761 shares of Common Stock upon conversion of shares of Series 1995 Preferred and the sale by the Company of 4,000,000 shares of Common Stock in the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                              SUMMARY RESERVE DATA


     The following table summarizes the estimates of the Company's net proved oil and natural gas reserves as of the dates indicated and the present value attributable to these reserves at such dates based on reserve reports prepared by Lee Keeling and Associates, Inc. For additional information relating to the Company's oil and natural gas reserves, see "Risk Factors -- Uncertainties in Estimating Reserves and Future Net Cash Flows," "Business and Properties -- Oil and Natural Gas Reserves," the Supplemental Oil and Gas Information in the Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus and the summary report of Lee Keeling and Associates, Inc. attached hereto as Appendix A.



                                                                  AS OF DECEMBER 31,
                                                     --------------------------------------------
                                                                                           PRO
                                                                                          FORMA
                                                       1993        1994        1995      1995(1)
                                                     --------    --------    --------    --------
PROVED RESERVES:
  Natural gas (MMcf)................................   74,363      92,840     173,165     257,122
  Oil (MBbls).......................................    6,111       5,119       3,779       8,470
  Total (MMcfe).....................................  111,028     123,554     195,840     307,942
  Present Value of Proved Reserves (000's).......... $ 60,952    $ 78,744    $148,292    $286,407
PROVED DEVELOPED RESERVES:
  Natural gas (MMcf)................................   42,909      62,827     130,375     189,899
  Oil (MBbls).......................................    1,655       1,504       2,562       6,198
  Total (MMcfe).....................................   52,838      71,851     145,750     227,086


---------------

(1) Gives effect to the Black Stone Acquisition and the 1996 Dispositions as if such transactions had been consummated as of December 31, 1995. See "Pro Forma Financial Information."

                             SUMMARY OPERATING DATA

     The following table sets forth certain summary operating data for the Company for the periods indicated.

                                                                                NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                  --------------------------------------   ----------------------------
                                                               PRO FORMA                      PRO FORMA
                                   1993      1994     1995      1995(1)     1995     1996      1996(2)
                                  -------   ------   -------   ---------   ------   -------   ---------
PRODUCTION:
  Natural gas (MMcf).............   8,514    6,514     9,297     18,866     6,198    13,651     16,475
  Oil (MBbls)....................     278      263       356        877       236       650        842
  Total (MMcfe)..................  10,184    8,090    11,430     24,126     7,616    17,550     21,529
  Average daily production (MMcfe
     per day)....................    27.9     22.2      31.3       66.1      27.9      64.3       78.9
AVERAGE SALES PRICES:
  Natural gas (per Mcf)..........  $ 2.03   $ 1.97    $ 1.73     $ 1.67    $ 1.66    $ 2.35     $ 2.34
  Oil (per Bbl)..................   16.22    15.22     16.81      17.06     16.78     20.73      20.70
EXPENSES (PER MCFE):
  Oil and gas operating(3).......   $0.66    $0.75     $0.65      $0.50     $0.63     $0.55      $0.49
  General and administrative,
     net.........................    0.18     0.23      0.17       0.08      0.19      0.09       0.08
  Depreciation, depletion and
     amortization(4).............    0.78     0.88      0.72       0.71      0.77      0.71       0.73

---------------

(1) Gives effect to the 1995 Acquisitions, the Black Stone Acquisition and the 1996 Dispositions as if such transactions had been consummated as of January 1, 1995. See "Pro Forma Financial Information."
(2) Gives effect to the Black Stone Acquisition and the 1996 Dispositions as if such transactions had been consummated as of January 1, 1996. See "Pro Forma Financial Information."
(3) Includes lease operating costs and production and ad valorem taxes.
(4) Represents depreciation, depletion and amortization of oil and gas properties only.

                                  RISK FACTORS

     In addition to other information set forth elsewhere in this Prospectus, the following factors relating to the Company and the Offering should be considered when evaluating an investment in the Common Stock offered hereby.

MARKET CONDITIONS AND VOLATILITY OF OIL AND NATURAL GAS PRICES

     The revenues generated by the Company's operations are highly dependent upon the prices of, and demand for, oil and natural gas. Historically, the prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The Company is affected more by fluctuations in natural gas prices than oil prices because a majority of its production is natural gas (81% in 1995 on a natural gas equivalent basis). The prices received by the Company for its oil and natural gas production and the level of such production are subject to wide fluctuations and depend on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy (particularly the manufacturing sector), imports of crude oil and natural gas, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the borrowing base under the Bank Credit Facility (as defined), which would affect the Company's ability to borrow additional funds. Although the Company is not currently experiencing any significant involuntary curtailment of its natural gas production, market, economic and regulatory factors may in the future materially affect the Company's ability to sell its natural gas production.

     In order to reduce its exposure to price risks in the marketing of its natural gas production, the Company from time to time enters into natural gas price swap arrangements to hedge a portion of its anticipated sales. Such arrangements may also limit the ability of the Company to benefit from increases in natural gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- General."

ACQUISITION RISKS

     The Company's rapid growth in recent years has been attributable in significant part to acquisitions of producing properties. The Company expects to continue to evaluate and, where appropriate, pursue acquisition opportunities on terms management considers favorable to the Company. There can be no assurance that suitable acquisition candidates will be identified in the future, or that the Company will be able to finance such acquisitions on favorable terms. In addition, the Company competes against other companies for acquisitions, and there can be no assurance that the Company will be successful in the acquisition of any material property interests. Further, there can be no assurances that any future acquisitions made by the Company will be integrated successfully into the Company's operations or will achieve desired profitability objectives.

     The successful acquisition of producing properties requires an assessment of recoverable reserves, exploration potential, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices. Nonetheless, the resulting assessments are necessarily inexact and their accuracy inherently uncertain, and such a review may not reveal all existing or potential problems, nor will it necessarily permit the Company to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

     Additionally, significant acquisitions can change the nature of the operations and business of the Company depending upon the character of the acquired properties, which may be substantially different in operating and geologic characteristics or geographic location than existing properties. While the Company's current operations are focused in Southeast Texas, East Texas/North Louisiana and the Texas Gulf Coast, there is no assurance that the Company will not pursue acquisitions or properties located in other geographic areas.

SUBSTANTIAL CAPITAL REQUIREMENTS


     The Company makes, and will continue to make, substantial capital expenditures for the acquisition, development and exploration of oil and gas reserves. Historically, the Company has financed these expenditures primarily with cash generated by operations, bank borrowings and the sale of equity securities and non-strategic assets. The Company believes that it will have sufficient cash provided by operating activities to fund anticipated 1996 and 1997 capital expenditures other than significant acquisitions. The Company intends to borrow under the Bank Credit Facility or to obtain other debt or equity financing as needed to finance future acquisitions. If revenues or the Company's borrowing base decrease as a result of lower oil and natural gas prices, operating difficulties or declines in reserves, the Company's ability to obtain the capital necessary to undertake or complete future development programs and to continue its acquisition activities may be limited. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."


REPLACEMENT OF RESERVES

     The Company's future success depends upon its ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. The proved reserves of the Company will generally decline as reserves are depleted, except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, or both. In order to increase reserves and production, the Company must continue its development drilling and recompletion programs or undertake other replacement activities. The Company's current strategy is to maintain its focus on low-cost operations while increasing its reserve base, production and cash flow through acquisitions of producing properties where the Company can utilize its experience as a low-cost operator and use available cash flows to continue to exploit its existing properties. There can be no assurance, however, that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have continuing success drilling productive wells at low finding and development costs. Furthermore, while the Company's revenues may increase if prevailing oil and natural gas prices increase significantly, the Company's finding costs for additional reserves could also increase. For a discussion of the Company's reserves, see "Business and Properties -- Oil and Natural Gas Reserves."

UNCERTAINTIES IN ESTIMATING RESERVES AND FUTURE NET CASH FLOWS


     There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, of production history and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree speculative, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas sales prices may all differ materially from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. The Present Value of Proved Reserves set forth in this Prospectus represents estimates only and should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In this regard, the information set forth in this Prospectus includes revisions of certain reserve estimates attributable to proved properties included in the preceding year's estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any future downward revisions could adversely affect the Company's financial condition, borrowing base under the Bank Credit Facility, future prospects and the market value of its securities. See "Business and Properties -- Oil and Natural Gas Reserves."

DRILLING RISKS

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, adverse weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to all of the risks normally incident to the exploration for and the production of oil and natural gas, including blowouts, cratering, oil spills and fires, each of which could result in damage to or destruction of oil and natural gas wells, production facilities or other property, or injury to persons. The Company anticipates that it will from time to time conduct relatively deep drilling which will involve increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. There can be no assurance that the levels of insurance maintained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance, or availability at commercially acceptable premium levels.

COMPETITION


     The oil and natural gas industry is highly competitive. The Company's competitors for the acquisition, development and exploration of oil and natural gas properties, purchases and marketing of natural gas and transportation and processing of natural gas, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. See "Business and Properties -- Competition."


GOVERNMENT REGULATION

     The Company's business is affected by certain federal, state and local laws and regulations relating to the development, production, marketing, pricing, transportation and storage of oil and natural gas. The Company's business is also subject to extensive and changing environmental and safety laws and regulations governing plugging and abandonment of wells, the discharge of materials into the environment or otherwise relating to environmental protection. There can be no assurance that present or future regulation will not adversely affect the operations of the Company. See "Business and Properties -- Regulation."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company will be highly dependent on M. Jay Allison, its President and Chief Executive Officer, and a limited number of other senior management personnel. Loss of the services of Mr. Allison or any of those other individuals could have a material adverse effect on the Company's operations. See "Management."

NO DIVIDENDS

     During the last five fiscal years, the Company has not paid any dividends on its outstanding Common Stock, nor does the Company intend to do so. In addition, the Company is restricted from doing so under the Bank Credit Facility and by the terms of the Series 1995 Preferred. The Company currently intends to retain its cash for the continued expansion of its business. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market could adversely affect the market price for the Common Stock. If the Company's stockholders were to sell a significant number of shares, the prevailing market price of the Common Stock could be adversely affected. The Company, its executive officers and directors and the Selling Stockholders have agreed that, without the consent of Smith Barney Inc., they will not sell any shares of Common Stock for a period 120 days from the date of this Prospectus. See "Principal and Selling Stockholders" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation, Bylaws and Stockholders' Rights Plan and Nevada law include a number of provisions that may have the effect of delaying or deterring a change in the control or management of the Company and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. See "Description of Capital Stock."

FORWARD-LOOKING INFORMATION

     All statements other than statements of historical fact contained in this Prospectus, including statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," are forward-looking statements. Forward-looking statements in this Prospectus generally are accompanied by words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project" or similar statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include the aforementioned risks described under "Risk Factors," such as the fluctuations of the prices received or demand for the Company's oil and natural gas, acquisition risks, requirements for capital, the ability to replace depleting reserves, the uncertainty of drilling results and reserve estimates, drilling risks, operating hazards, competition and the effects of governmental and environmental regulation. All forward-looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are estimated to be $48.3 million ($59.0 million if the Underwriters' over-allotment option is exercised in full), based on an assumed offering price of $12.875. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders." The Company intends to use all of the net proceeds to reduce outstanding indebtedness under the Bank Credit Facility. At October 29, 1996, approximately $146.0 million in total borrowings was outstanding under the Bank Credit Facility at an average interest rate of 7.5% per annum. Outstanding borrowings under the Bank Credit Facility were used to fund the Black Stone Acquisition and refinance existing indebtedness. Available borrowing capacity under the Bank Credit Facility will be used to fund future capital expenditures related to the Company's acquisition, development, exploitation and exploration activities, and for general corporate purposes. The Company currently has no agreements or understandings in place with respect to any material acquisition.


                                DIVIDEND POLICY

     The Company intends to retain any future earnings for use in its business and does not intend to pay cash dividends on the Common Stock in the foreseeable future. The payment of future dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, restrictions in future financing agreements, the general financial condition of the Company and general business conditions. The payment of cash dividends on the Common Stock is currently restricted under the Bank Credit Facility and by the terms of the Series 1995 Preferred.

                          PRICE RANGE OF COMMON STOCK


     The Common Stock is quoted on the Nasdaq National Market under the symbol "CMRE." The table below sets forth the high and low reported sales prices of the Common Stock on the Nasdaq National Market for the periods indicated.



                                                                          HIGH       LOW
                                                                         ------     ------
    1996
      Fourth Quarter (through October 29, 1996)........................  $14.63     $11.13
      Third Quarter....................................................   12.13       8.63
      Second Quarter...................................................   10.50       4.69
      First Quarter....................................................    5.75       4.56
    1995
      Fourth Quarter...................................................    5.63       4.00
      Third Quarter....................................................    4.88       3.75
      Second Quarter...................................................    4.94       3.38
      First Quarter....................................................    3.69       2.75
    1994
      Fourth Quarter...................................................    3.63       2.81
      Third Quarter....................................................    4.56       3.00
      Second Quarter...................................................    4.25       2.94
      First Quarter....................................................    5.75       3.00



     On October 29, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $12.875. As of October 23, 1996, there were approximately 935 record holders of Common Stock.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of September 30, 1996, and such capitalization as adjusted to reflect
(i) the issuance and sale by the Company of 4,000,000 shares of Common Stock in the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" and (ii) the conversion of 793,677 shares of Series 1995 Preferred into 1,511,761 shares of Common Stock as described under "Pro Forma Financial Information." This information should be read in conjunction with the Consolidated Financial Statements and the Pro Forma Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                        AS OF SEPTEMBER 30, 1996
                                                                        ------------------------
                                                                                      PRO FORMA
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Total current debt..................................................    $    171      $     171
                                                                        ========       ========
Long-term debt:
  Bank Credit Facility..............................................    $150,000      $ 101,732
  Other.............................................................           9              9
                                                                        --------       --------
          Total long-term debt......................................    $150,009      $ 101,741
                                                                        --------       --------
Stockholders' equity:
  Preferred Stock -- $10.00 par, 5,000,000 shares authorized;
     1,500,000 issued and outstanding; and 706,323 issued and
     outstanding as adjusted(1).....................................    $ 15,000      $   7,063
  Common Stock -- $.50 par, 30,000,000 shares authorized; 17,340,742 issued and outstanding; and 22,852,506 issued and outstanding
     as adjusted(1).................................................       8,670         11,426
  Additional paid-in capital........................................      55,154        108,603
  Accumulated deficit...............................................     (29,832)       (29,832)
  Deferred compensation -- restricted stock grants..................         (42)           (42)
                                                                        --------       --------
          Total stockholders' equity................................      48,950         97,218
                                                                        --------       --------
Total capitalization................................................    $198,959      $ 198,959
                                                                        ========       ========


---------------


(1) Excludes, as of September 30, 1996, (i) 1,345,377 shares of Common Stock reserved for issuance upon the conversion of outstanding shares of the Series 1995 Preferred (after giving effect to the issuance of 1,511,761 shares of Common Stock upon conversion of preferred shares by certain Selling Stockholders in connection with the Offering) and (ii) 2,949,780 shares of Common Stock reserved for issuance upon exercise of outstanding stock options. Subsequent to such date, 327,027 shares of Common Stock have been issued upon exercise of such options. See "Management -- Compensation of Executive Officers," "Principal and Selling Stockholders," and "Description of Capital Stock."

                        PRO FORMA FINANCIAL INFORMATION

     The accompanying Pro Forma Consolidated Statements of Operations for the year ended December 31, 1995 and the nine months ended September 30, 1996 have been prepared assuming the Company consummated, immediately prior to each of the periods presented, (i) the 1995 Acquisitions, (ii) the 1996 Transactions and
(iii) the issuance and sale of shares of Common Stock in the Offering and the application of the estimated net proceeds therefrom.

     The pro forma financial information does not purport to present the actual results of operations of the Company had the transactions and events assumed therein in fact occurred at the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The Pro Forma Consolidated Financial Statements are based on certain assumptions and adjustments described in the notes thereto and should be read in conjunction therewith and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

1995 ACQUISITIONS

     The following acquisitions are collectively referred to as the "1995 Acquisitions":

  SONAT ACQUISITION


     In July 1995 the Company completed the acquisition of producing oil and natural gas properties and natural gas gathering systems located in East Texas and North Louisiana from Sonat Exploration Company, a wholly owned subsidiary of Sonat Inc. ("Sonat"), for $50.6 million. The Company acquired interests in 319 producing wells (188.0 net) for $49.1 million and acquired the managing general partner interest of and a 20.3% limited partner interest in Crosstex Pipeline Partners, Ltd., as well as certain other natural gas gathering systems primarily located in Harrison County, Texas, for $1.5 million.


  OTHER 1995 ACQUISITIONS


     In May 1995 the Company completed an acquisition of producing offshore oil and natural gas properties located in Louisiana state waters in the Gulf of Mexico. The Company acquired interests in 14 producing wells (3.5 net) for $8.2 million. During 1995 the Company also acquired interests in the Lake LaRose field in South Louisiana for $1.0 million.


1996 TRANSACTIONS

     The following transactions are collectively referred to as the "1996 Transactions":

  BLACK STONE ACQUISITION


     In May 1996 the Company acquired 100% of the capital stock of Black Stone Oil Company and interests in producing and undeveloped oil and natural gas properties located in the Double A Wells field in Southeast Texas for $104.0 million. The Company acquired interests in 19 producing wells (7.7 net).


  1996 DISPOSITIONS


     In May 1996 the Company sold certain oil and natural gas properties for aggregate proceeds of $8.9 million. The properties sold include interests in 145 producing wells located in Oklahoma, Arkansas, Nebraska and Kansas, as well as certain nonproducing acreage in South Texas (the "1996 Dispositions").


  PREFERRED STOCK CONVERSIONS

     On July 11, 1996, the Company redeemed all of the outstanding shares of its 1994 Series B Convertible Preferred Stock by issuing 2,000,000 shares of Common Stock. The Company paid quarterly dividends on the 1994 Series B Convertible Preferred Stock at an annual rate of 6.25% before the conversion (approximately

$625,000 per year). On September 16, 1996, the holders of all of the outstanding shares of the Company's Series 1994 Convertible Preferred Stock converted such shares into 1,500,000 shares of Common Stock. The Company paid quarterly dividends on the Series 1994 Convertible Preferred Stock at an annual rate of 9% before the conversion (approximately $540,000 per year). In connection with the Offering, the Company has been advised that the holders of the Series 1995 Preferred intend to convert 793,677 preferred shares into 1,511,761 shares of Common Stock and sell such Common Stock in the Offering. The Company pays quarterly dividends on the Series 1995 Preferred at an annual rate of 9% (approximately $1,350,000 per year). As a result of the conversion of 793,677 shares of the Series 1995 Preferred, the Company's annual preferred dividend obligation will be reduced by $714,000. See "Principal and Selling Stockholders."


  BANK CREDIT FACILITY


     In August 1996 the Company entered into a $166.0 million revolving credit agreement with The First National Bank of Chicago, as agent, and a syndicate of ten additional banks (the "Bank Credit Facility"). Amounts outstanding under the Bank Credit Facility bear interest at a floating rate based on the agent bank's base rate plus 0.5% or, at the Company's option, at a fixed rate for up to six months based LIBOR plus 1.25% to 2% depending upon the utilization of the available borrowing base. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                PRO FORMA ADJUSTMENTS
                                             ----------------------------                                  PRO FORMA
                                             BLACK STONE        OTHER         PRO FORMA     OFFERING          AS
                               HISTORICAL    ACQUISITION     TRANSACTIONS     COMBINED     ADJUSTMENTS     ADJUSTED
                               ----------    -----------     ------------     ---------    -----------     ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Oil and gas sales...........  $ 22,091       $17,992(a)      $  8,042(b)    $  46,465      $    --       $ 46,465
                                                                 (1,660)(c)
  Gas marketing, gathering and
    processing................    50,678            --              569(b)       51,247           --         51,247
  Other.......................     2,899            --               71(b)        2,970           --          2,970
                                --------       -------          -------       ---------      -------       --------
         Total revenues.......    75,668        17,992            7,022         100,682           --        100,682
                                --------       -------          -------       ---------      -------       --------
Expenses:
  Oil and gas operating.......     7,427         2,453(a)         3,214(b)       12,078           --         12,078
                                                                 (1,016)(c)
  Gas marketing, gathering and
    processing................    49,118            --              518(b)       49,636           --         49,636
  Depreciation, depletion and
    amortization..............     8,613         7,244(d)         2,316(d)       17,500           --         17,500
                                                                   (673)(e)
  General and administrative,
    net.......................     1,979          (135)(f)           66(f)        1,910           --          1,910
  Interest....................     5,542         7,717(g)         2,382(g)       13,400       (3,365)(j)     10,035
                                                                   (666)(h)
                                                                 (1,575)(i)
  Impairment of oil and gas
    properties................    29,150            --               --          29,150           --         29,150
                                --------       -------          -------       ---------      -------       --------
         Total expenses.......   101,829        17,279            4,566         123,674       (3,365)       120,309
                                --------       -------          -------       ---------      -------       --------
Income (loss) before income
  taxes.......................   (26,161)          713            2,456         (22,992)       3,365        (19,627)
Provision for income taxes....        --            --               --              --           --             --
                                --------       -------          -------       ---------      -------       --------
Net income (loss).............   (26,161)          713            2,456         (22,992)       3,365        (19,627)
Preferred stock dividends.....    (1,908)           --            1,173(k)         (735)         389(k)        (346)
                                --------       -------          -------       ---------      -------       --------
Net income (loss) attributable
  to common stock.............  $(28,069)      $   713         $  3,629       $ (23,727)     $ 3,754       $(19,973)
                                ========       =======          =======       =========      =======       ========
Net income (loss) per share...  $  (2.24)                                                                  $   (.96)
                                ========                                                                   ========
  Weighted average common
    shares outstanding........    12,546                                                                     20,870
                                ========                                                                   ========


           See Notes to Pro Forma Consolidated Financial Statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996


                                                          PRO FORMA ADJUSTMENTS
                                                       ----------------------------                                   PRO FORMA
                                                       BLACK STONE        OTHER         PRO FORMA      OFFERING          AS
                                          HISTORICAL   ACQUISITION     TRANSACTIONS     COMBINED      ADJUSTMENTS     ADJUSTED
                                          ----------   -----------     ------------     ---------     -----------     ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Oil and gas sales......................  $ 45,517      $11,087(a)      $   (605)(c)   $ 55,999        $    --       $ 55,999
  Gas marketing, gathering and
    processing...........................    68,114           --               --         68,114             --         68,114
  Other..................................     1,961           --               --          1,961             --          1,961
                                           --------      -------          -------       --------        -------       --------
         Total revenues..................   115,592       11,087             (605)       126,074             --        126,074
                                           --------      -------          -------       --------        -------       --------
Expenses:
  Oil and gas operating..................     9,673        1,147(a)          (313)(c)     10,507             --         10,507
  Gas marketing, gathering and
    processing...........................    66,301           --               --         66,301             --         66,301
  Exploration............................       285           --               --            285             --            285
  Depreciation, depletion and
    amortization.........................    12,809        3,411(d)          (138)(e)     16,082             --         16,082
  General and administrative, net........     1,546          (58)(f)          217(f)       1,705             --          1,705
  Interest...............................     7,619        2,393(g)          (206)(h)      8,581         (2,335)(j)      6,246
                                                                           (1,225)(i)
                                           --------      -------          -------       --------        -------       --------
         Total expenses..................    98,233        6,893           (1,665)       103,461         (2,335)       101,126
                                           --------      -------          -------       --------        -------       --------
Income before income taxes...............    17,359        4,194            1,060         22,613          2,335         24,948
Provision for income taxes...............        --           --               --             --             --             --
                                           --------      -------          -------       --------        -------       --------
Net income...............................    17,359        4,194            1,060         22,613          2,335         24,948
Preferred stock dividends................    (1,747)          --              720(k)      (1,027)           544(k)        (483)
                                           --------      -------          -------       --------        -------       --------
Net income attributable to common
  stock..................................  $ 15,612      $ 4,194         $  1,780       $ 21,586        $ 2,879       $ 24,465
                                           ========      =======          =======       ========        =======       ========
Net income per share:
  Primary................................  $   1.04                                                                   $   1.02
                                           ========                                                                   ========
  Fully diluted..........................  $   0.82                                                                   $   0.99
                                           ========                                                                   ========
Weighted average common shares
  outstanding:
  Primary................................    15,014                                                                     24,025
                                           ========                                                                   ========
  Fully diluted..........................    21,246                                                                     25,246
                                           ========                                                                   ========


           See Notes to Pro Forma Consolidated Financial Statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

        NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     The pro forma adjustments to the Consolidated Statements of Operations for the year ended December 31, 1995, and the nine months ended September 30, 1996 are summarized below:


     (a) To record revenues and direct operating expenses of the Black Stone Acquisition from January 1, 1996 to May 1, 1996, the closing date of the acquisition.



     (b) To record the inclusion of revenues and direct operating expenses of the 1995 Acquisitions from January 1, 1995 to the date of each respective acquisition.



     (c) To record the exclusion of revenues and direct operating expenses of the properties that are the subject of the 1996 Dispositions.


     (d) To record estimated depreciation, depletion and amortization attributable to the Black Stone Acquisition and the 1995 Acquisitions using the unit-of-production method applied to the net cost of the properties acquired.

     (e) To exclude depreciation, depletion and amortization attributable to the properties that are the subject of the 1996 Dispositions.


     (f) To record the estimated impact on general and administrative expense net of the operating fee income that would have been received with respect to the Black Stone Acquisition and the 1995 Acquisitions and to eliminate operating fee income that was attributable to the 1996 Dispositions.


     (g) To record interest expense attributable to the increase in debt to finance the Black Stone Acquisition and the 1995 Acquisitions. Interest expense is based upon the average interest rate of 7.5% for the year ended December 31, 1995 and 7.0% for the nine months ended September 30, 1996 that would have been incurred by the Company under the Bank Credit Facility assuming the entire cost of the acquisitions had been funded with bank borrowings at January 1 of each period.

     (h) To record the decrease in interest expense attributable to the application of proceeds from the 1996 Dispositions against long-term debt at the beginning of the applicable period.

     (i) To reduce interest expense to reflect the effect of the Bank Credit Facility assuming the Bank Credit Facility had been in place for the entire period.

     (j) To eliminate interest expense incurred under the Bank Credit Facility assuming the proceeds of the Offering were used to reduce debt as of January 1 of each period.


     (k) To eliminate the dividends paid on the Company's Series 1994 Convertible Preferred Stock, 1994 Series B Convertible Preferred Stock and a portion of the Series 1995 Preferred, assuming the conversion of the preferred stock occurred as of January 1 of each period.



     No adjustment has been made to reflect income taxes related to the 1995 Acquisitions or the 1996 Transactions due to the Company's net operating loss carryforwards which would offset any current or deferred tax liabilities.

                       SELECTED HISTORICAL FINANCIAL DATA

     The historical financial data presented in the table below as of and for each of the years in the five-year period ended December 31, 1995 and as of and for the nine months ended September 30, 1995 and 1996 are derived from the Consolidated Financial Statements of the Company. The historical consolidated financial data as of and for the nine months ended September 30, 1995 and 1996 are derived from unaudited consolidated financial statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for fair presentation. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be achieved for the full year. The data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                             NINE MONTHS
                                                                                                         ENDED SEPTEMBER 30,
                                                                YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------   -------------------
                                                    1991       1992       1993       1994       1995       1995       1996
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
  Revenues:
    Oil and gas sales...........................  $  2,710   $ 10,680   $ 21,805   $ 16,855   $ 22,091   $ 14,254   $ 45,517
    Gas marketing sales.........................        --         --         --     14,957     50,078     34,786     67,574
    Gas gathering and processing................       153        213        107         72        600        454        540
    Gain on sales of property...................       106         --        111        328      2,608      2,608      1,506
    Other income................................       160        220        430        442        291        206        455
                                                  --------   --------   --------   --------   --------   --------   --------
      Total revenues............................     3,129     11,113     22,453     32,654     75,668     52,308    115,592
                                                  --------   --------   --------   --------   --------   --------   --------
  Expenses:
    Oil and gas operating(2)....................     1,572      3,150      6,673      6,099      7,427      4,803      9,673
    Natural gas purchases.......................        --         --         --     14,521     48,909     33,974     66,104
    Gas gathering and processing................       120        159         91         11        209        135        197
    Exploration.................................        --         --        423         --         --         --        285
    Depreciation, depletion and amortization....     1,758      3,759      8,334      7,390      8,613      6,114     12,809
    General and administrative, net.............     2,089      1,485      1,834      1,823      1,979      1,448      1,546
    Interest....................................       449      1,037      2,184      2,869      5,542      3,574      7,619
    Impairment of oil and gas properties(3).....        --         --         --         --     29,150         --         --
    Other.......................................       701         --         --         --         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
      Total expenses............................     6,689      9,590     19,539     32,713    101,829     50,048     98,233
                                                  --------   --------   --------   --------   --------   --------   --------
  Income (loss) before income taxes.............    (3,560)     1,523      2,914        (59)   (26,161)     2,260     17,359
  Provision for income taxes....................        --         --         --         --         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
  Net income (loss) before extraordinary
    items.......................................    (3,560)     1,523      2,914        (59)   (26,161)     2,260     17,359
  Preferred stock dividends.....................        --        (56)      (173)      (818)    (1,908)    (1,267)    (1,747)
                                                  --------   --------   --------   --------   --------   --------   --------
  Net income (loss) attributable to common
    stock.......................................    (3,560)     1,467      2,741       (877)   (28,069)       993     15,612
  Extraordinary loss............................        --         --       (417)      (615)        --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
  Net income (loss).............................  $ (3,560)  $  1,467   $  2,324   $ (1,492)  $(28,069)  $    993   $ 15,612
                                                  ========   ========   ========   ========   ========   ========   ========
  Weighted average common shares outstanding:
    Primary.....................................     7,006      8,180     10,762     12,065     12,546     12,843     15,014
    Fully diluted...............................                                                                      21,246
  Primary earnings per share:
    Net income (loss) before extraordinary
      items.....................................  $  (0.51)  $   0.18   $   0.25   $  (0.07)  $  (2.24)  $   0.08   $   1.04
    Net income (loss) after extraordinary
      items.....................................     (0.51)      0.18       0.22      (0.12)     (2.24)      0.08       1.04
  Fully diluted earnings per share..............                                                                        0.82
CASH FLOW DATA:
  Cash provided (used) by:
    Operating activities........................  $   (583)  $ (1,020)  $ 16,488   $  7,376   $  8,407   $  2,996   $ 27,275
    Investing activities........................   (18,110)   (12,472)   (17,415)   (23,972)   (58,724)   (56,713)   (97,720)
    Financing activities........................    19,809     12,910        790     19,266     48,809     51,261     79,647
OTHER FINANCIAL DATA:
  EBITDA(4).....................................  $ (1,353)  $  6,319   $ 13,855   $ 10,200   $ 17,144   $ 11,948   $ 38,072
  Capital expenditures..........................    19,962     12,457     21,779     16,386     61,809     59,708    106,668


                                                                                                         AS OF SEPTEMBER 30,
                                                                   AS OF DECEMBER 31,
                                                  ----------------------------------------------------   -------------------
                                                    1991       1992       1993       1994       1995       1995       1996
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Property and equipment, net...................  $ 44,784   $ 53,474   $ 66,068   $ 77,989   $102,116   $131,708   $188,233
  Total assets..................................    51,944     66,185     74,095     91,571    120,099    144,400    222,383
  Total debt....................................     7,843     19,164     21,930     37,932     71,811     74,258    150,180
  Stockholders' equity..........................    18,850     23,110     27,646     41,205     30,128     58,544     48,950

---------------

(1) Significant acquisitions of producing oil and gas properties affect the comparability of the historical financial and operating data for the periods presented.

(2) Includes lease operating costs and production and ad valorem taxes.

(3) Represents the impairment provision for the adoption of a new accounting standard regarding the carrying value of long-lived assets.

(4) As used in this Prospectus, EBITDA means income (loss) before income taxes, plus interest, depreciation, depletion and amortization, impairment of oil and gas properties and exploration.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  GENERAL

     The Company's results of operations have been significantly affected by its success in acquiring producing oil and natural gas properties. Fluctuations in oil and natural gas prices have also influenced the Company's financial results. Relatively minor movements in natural gas prices can lead to a change in the Company's results of operations and cash flow and could have an impact on the Company's borrowing base under the Bank Credit Facility. Based on the operating results for the nine months ended September 30, 1996, a change in the average natural gas price realized by the Company of $0.10 per Mcf would result in a change in net income attributable to Common Stock of approximately $1.4 million, or $0.06 per share. See "Risk Factors -- Market Conditions and Volatility of Oil and Natural Gas Prices."

     The following table reflects certain summary operating data for the periods presented:

                                                                                NINE MONTHS
                                                                                  ENDED
                                                YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                               --------------------------    -----------------
                                                1993      1994      1995      1995      1996
                                               ------    ------    ------    ------    -------
    NET PRODUCTION DATA:
      Oil (MBbls)............................     278       263       356       236        650
      Natural gas (MMcf).....................   8,514     6,514     9,297     6,198     13,651
    AVERAGE SALES PRICE:
      Oil (per Bbl)..........................  $16.22    $15.22    $16.81    $16.78    $ 20.73
      Natural gas (per Mcf)..................    2.03      1.97      1.73      1.66       2.35
    EXPENSES ($ PER MCFE):
      Oil and gas operating(1)...............  $ 0.66    $ 0.75    $ 0.65    $ 0.63    $  0.55
      General and administrative, net........    0.18      0.23      0.17      0.19       0.09
      Depreciation, depletion and
         amortization(2).....................    0.78      0.88      0.72      0.77       0.71

---------------

(1) Includes lease operating costs and production and ad valorem taxes.
(2) Represents depreciation, depletion and amortization of oil and gas properties only.

     Average oil and natural gas prices received by the Company generally fluctuate with changes in the posted prices for oil and spot market prices for natural gas. The Company enters into natural gas price swap agreements to reduce its exposure to natural gas price fluctuations. In 1995 the Company hedged approximately 25% of its natural gas production and realized 6% higher average gas prices than it otherwise would have without hedging. For the nine months ended September 30, 1996, the Company hedged approximately 13% of its natural gas production and realized a 1% lower gas price than it otherwise would have without hedging.

     The Company has entered into natural gas price swap agreements to hedge approximately 0.9 Bcf of its natural gas production for the fourth quarter of 1996 at an average price of $1.90 per MMBtu. The swap agreements include estimated delivery point basis adjustments to better equate the agreements to the Company's expected well head prices to be received. The Company has no hedges in place for 1997 or subsequent years.

     Although the Company has no formal plan of disposition, management is currently evaluating a possible sale of the Company's gas gathering and processing assets as well as either selling or discontinuing its third party gas marketing operations. Management believes that any such transaction would not have a material impact on the Company's results of operations or financial position.

  ADOPTION OF NEW ACCOUNTING STANDARD

     Prior to the fourth quarter of 1995, the Company periodically reviewed the carrying value of its proved oil and gas properties for impairment in value on a company-wide basis by comparing the capitalized costs of proved oil and gas properties with the undiscounted future cash flows after income taxes attributable to such properties. Under this policy, no impairment in carrying value was required during 1993 or 1994. In the fourth quarter of 1995, the Company adopted the Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognized to the extent that net capitalized costs exceed discounted expected future cash flows. In connection with the adoption of SFAS 121, the Company provided an impairment of approximately $29.2 million in 1995. Of the total impairment provision, $20.0 million relates to a writedown of the carrying value of the Company's undeveloped acreage in the Texas Panhandle field acquired from 1988 to 1990.

  NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Oil and gas sales increased $31.3 million (219%), to $45.5 million for the first nine months of 1996 from $14.3 million in the first nine months of 1995 due primarily to a 120% increase in natural gas production and a 175% increase in oil production as well as higher oil and natural gas prices. The production increases related primarily to production from properties acquired in the 1995 Acquisitions and the Black Stone Acquisition, which closed in May 1996. The Company's average gas price increased 42% and its average oil price increased 24% during the first nine months of 1996 compared to the same period in 1995.

     Gas marketing net margins (revenues less expenses) increased $658,000 (81%) to $1.5 million in 1996 from $812,000 in 1995 due primarily to an increase in volumes marketed and higher natural gas prices realized.

     Gas gathering and processing net margins (revenues less expenses) increased $24,000 (8%) to $344,000 in the first nine months of 1996 from $319,000 in the same period of 1995.

     Other income increased $249,000 (121%) to $455,000 in the first nine months of 1996 from $206,000 in first nine months of 1995 due primarily to interest income earned on short-term cash deposits in 1996.

     Oil and gas operating expenses, including production taxes, increased $4.9 million (101%) to $9.7 million in the first nine months of 1996 from $4.8 million in the first nine months of 1995 due primarily to the 130% increase in oil and gas production (on an Mcfe basis) resulting primarily from the 1995 Acquisitions and the Black Stone Acquisition. Oil and gas operating expenses per Mcfe produced decreased 13% to $0.55 in 1996 from $0.63 in 1995 due to the lower lifting costs associated with the properties acquired in 1995 and 1996.

     General and administrative expenses increased $98,000 (7%) to $1.5 million in the first nine months of 1996 from $1.4 million in the first nine months of 1995 due primarily to an increase in the number of employees of the Company.

     Depreciation, depletion and amortization ("DD&A") increased $6.7 million (110%) to $12.8 million in the first nine months of 1996 from $6.1 million in the first nine months of 1995 due primarily to the increase in oil and natural gas production. Oil and gas property DD&A per Mcfe produced decreased by 8% to $0.71 in 1996 from $0.77 in 1995 due to the lower acquisition costs associated with the properties acquired in 1995.

     Interest expense increased $4.0 million (113%) to $7.6 million for the first nine months of 1996 from $3.6 million for the first nine months of 1995 due primarily to an increase in the average outstanding advances under the Company's previous bank credit facility. The average annual interest rate paid under the Company's previous bank credit facility decreased to 8.3% in the first nine months of 1996 as compared to 10.5% in the first nine months of 1995.

     The Company reported net income of $17.4 million before preferred stock dividends of $1.7 million for the nine months ended September 30, 1996, as compared to net income of $2.3 million before preferred stock dividends of $1.3 million for the first nine months ended September 30, 1995.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Oil and gas sales increased $5.2 million (31%) to $22.1 million in 1995 from $16.9 million in 1994 due primarily to a 43% increase in natural gas production and a 35% increase in oil production. The production increases related primarily to production from certain oil and natural gas property acquisitions completed in late 1994 and in 1995. The production increases were partially offset by a 12% decrease in the Company's average gas price. The Company's average oil price for the period increased by 10%.

     Gas marketing net margins (revenues less expenses) increased $733,000 (168%) to $1.2 million in 1995 from $437,000 in 1994 due primarily to a full year of natural gas marketing operations in 1995 as compared to only seven months of operations in 1994. The average margin per Mcf sold was $0.032 in 1995 as compared to $0.041 in 1994.

     Gas gathering and processing net margins (revenues less expenses) increased $329,000 (536%) to $390,000 in 1995 from $61,000 in 1994 due primarily to acquisitions of certain gathering and processing assets in late 1994 and in 1995.

     Oil and gas operating expenses, including production taxes, increased $1.3 million (22%) to $7.4 million in 1995 from $6.1 million in 1994 due primarily to the 41% increase in oil and natural gas production (on an Mcfe basis) resulting from the property acquisitions previously discussed. Lease operating expenses per Mcfe produced decreased 15% to $0.65 in 1995 from $0.75 in 1994 due to the lower lifting costs associated with the properties acquired in 1995.

     General and administrative expenses increased $156,000 (9%) to $2.0 million in 1995 from $1.8 million in 1994 due primarily to the addition of personnel associated with the Company's commencement of gas marketing operations in June 1994.

     DD&A increased $1.2 million (17%) to $8.6 million in 1995 from $7.4 million in 1994 due primarily to the 41% increase in oil and natural gas production (on an Mcfe basis). Oil and gas property DD&A per Mcfe produced decreased 18% to $0.72 in 1995 from $0.88 in 1994.

     Interest expense increased $2.7 million (93%) to $5.5 million in 1995 from $2.8 million in 1994 due primarily to an increase in the average outstanding advances under the Company's previous bank credit facility and an increase in interest rates. The average annual interest rate paid under the Company's previous bank credit facility was 10.5% in 1995 as compared to 8.6% in 1994.

     The Company reported a loss of $26.2 million before preferred stock dividends of $1.9 million for the year ended December 31, 1995 as compared to a loss of $59,000 before preferred stock dividends of $818,000 for the year ended December 31, 1994. The loss in 1995 is attributable to the Company's adoption of SFAS 121 which resulted in the Company recording an impairment of its oil and gas properties of $29.2 million relating to the adoption of SFAS 121. The 1995 results also include a $2.6 million gain from the sale in 1995 of a gas processing plant for $3.0 million.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Oil and gas sales decreased $4.9 million (23%), to $16.9 million in 1994 from $21.8 million in 1993 due primarily to a 23% decrease in natural gas production. Oil production increased 6% in 1994. Sales were also impacted by a 3% decrease in gas prices and a 6% decrease in oil prices. The natural gas production decline related primarily to the decrease in the ownership interest in the West Cameron property to 45% from 90% resulting from the effect of a reversionary interest.

     Gas marketing net margins (revenues less expenses) reported in 1994 were $437,000 as a result of the commencement of gas marketing operations by the Company in June 1994. The average margin per Mcf sold was $0.041 in 1994.

     Gas gathering net margin (revenues less expenses) was $61,000 in 1994 which relates to certain gas gathering assets acquired in September 1994. The gas gathering net margin of $17,000 in 1993 related to a gas gathering system in Oklahoma which the Company sold in 1993.

     Oil and gas operating expenses, including production taxes, decreased $575,000 (9%) to $6.1 million in 1994 from $6.7 million in 1993 due primarily to the 21% decrease in oil and gas production on an Mcfe basis as discussed above. Lease operating expenses per equivalent Mcf produced increased 14% to $0.75 in 1994 from $0.66 in 1993.

     General and administrative expenses of $1.8 million in 1994 were comparable to general and administrative expenses in 1993.

     DD&A decreased $900,000 (11%) to $7.4 million in 1994 from $8.3 million 1993 due primarily to the 21% decrease in oil and natural gas production on an Mcfe basis. Oil and gas property DD&A per Mcfe produced increased 13% to $0.88 in 1994 as compared to $0.78 in 1993.

     Interest expense increased $686,000 (31%) to $2.9 million in 1994 from $2.2 million in 1993 due primarily to an increase in the average outstanding advances under the Company's bank credit facility partially offset by lower average interest rates in 1994.

     The Company reported a loss of $59,000 before preferred stock dividends of $818,000 for the year ended December 31, 1994, as compared to income of $2.9 million before preferred stock dividends of $173,000 in 1993. The aforementioned decrease in the Company's oil and natural gas production of 21% (on an Mcfe basis) accounted for the decline in earnings.

LIQUIDITY AND CAPITAL RESOURCES

     Funding for the Company's activities has historically been provided by operating cash flows, debt and equity financings and asset dispositions. Net cash flows provided by operating activities totaled $8.4 million for the year ended December 31, 1995 and $27.3 million for the nine months ended September 30, 1996.

     The Company's primary needs for capital, in addition to funding of ongoing operations, are for the acquisition, development and exploration of oil and gas properties, and the repayment of principal and interest on indebtedness.

     The Company's annual capital expenditure activity is summarized as follows:

                                                                               NINE MONTHS
                                             YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                          -----------------------------    -------------------
                                           1993       1994       1995       1995        1996
                                          -------    -------    -------    -------    --------
                                                             (IN THOUSANDS)
    Acquisition of oil and gas
      reserves..........................  $18,500    $12,970    $56,081    $55,659    $100,075
    Other leasehold costs...............      350        607         12         --          71
    Workovers and recompletions.........    1,066      1,271      2,152      1,283       2,356
    Development drilling................    1,324        218      1,514        852       3,678
    Exploratory drilling................      423         --         --         --         285
    Acquisition of gas marketing,
      processing and gathering assets...       --      1,099      2,009      1,875         128
    Other...............................      116        221         41         39          75
                                          -------    -------    -------    -------    --------
              Total.....................  $21,779    $16,386    $61,809    $59,708    $106,668
                                          =======    =======    =======    =======    ========


     The timing of most of the Company's capital expenditures is discretionary with no material long-term capital expenditure commitments. Consequently, the Company has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. During 1995 and the first nine months of 1996, the Company spent $3.7 million and $6.3 million, respectively, on development and exploration activities. As part of its increased emphasis on such activities, the Company currently anticipates spending in excess of $20.0 million on identified development and exploration projects in the fourth quarter of 1996 through 1997.

The increase in capital expenditures for 1996 over prior year levels is primarily attributable to the increased opportunities available to the Company after recent acquisitions. The Company does not have a specific acquisition budget as a result of the unpredictability of the timing and size of forthcoming acquisition activities.


     The Company intends to primarily use internally generated cash flow to fund capital expenditures other than significant acquisitions. The Company anticipates that such sources will be sufficient to fund the balance of the Company's 1996 capital expenditure budget and expected 1997 capital expenditures. The Company primarily intends to use borrowings under the Bank Credit Facility to finance possible significant acquisitions. In addition, the Company may seek to obtain other debt or equity financing. The availability and attractiveness of these sources of financing will depend upon a number of factors, some of which will relate to the financial condition and performance of the Company, and some of which will be beyond the Company's control, such as prevailing interest rates, oil and natural gas prices and other market conditions. In addition, the ability of the Company to incur additional indebtedness and grant security interests with respect thereto will be limited by the terms of the Bank Credit Facility.



     The Company's bank credit facility consists of a $166.0 million revolving credit commitment provided by a syndicate of 11 banks in which The First National Bank of Chicago serves as agent. All indebtedness under the Bank Credit Facility is secured by substantially all of the Company's assets. The Bank Credit Facility is subject to borrowing base availability as determined from time to time by the lenders, in the exercise of their sole discretion. As of September 30, 1996, the borrowing base was $166.0 million. Such borrowing base may be affected from time to time by the performance of the Company's oil and natural gas properties and changes in oil and natural gas prices. The revolving credit line bears interest at the option of the Company at either (i) LIBOR plus 1.25% to 2% or (ii) the higher of the "corporate base rate" plus 0% to 0.5% or 0.5% over the federal funds rate plus 0% to 0.5%. The average annual interest rate as of September 30, 1996, of all outstanding indebtedness under the Bank Credit Facility was approximately 7.6%. The Company incurs a commitment fee of up to 0.5% per annum on the unused portion of the borrowing base. The revolving credit line will convert to a term loan (the "Term Loan") on August 13, 1999 or such earlier date as the Company may elect. The Term Loan is to be repaid in consecutive quarterly installments of 5% of the original outstanding principal amount of the Term Loan; the balance of the Term Loan will be due and payable in full on August 13, 2001. The Bank Credit Facility contains covenants which, among other things, restrict the payment of cash dividends, limit the amount of consolidated debt, and limit the Company's ability to make certain loans and investments.


FEDERAL TAXATION


     At December 31, 1995, the Company had federal income tax net operating loss ("NOL") carryforwards of approximately $31.0 million. The NOL carryforwards expire from 1996 through 2010. The value of these carryforwards depends on the ability of the Company to generate federal taxable income and to utilize the carryforwards to reduce such income. The Internal Revenue Code of 1986, as amended (the "Code") limits the utilization of NOL carryforwards under certain circumstances, including upon the occurrence of certain ownership changes. The Company believes that an ownership change may occur during 1996 as a result of this Offering and/or other transactions involving the Company's capital stock. Based on recent trading prices for the Common Stock, the Company does not believe that any limitation caused by an ownership change will have a significant effect on its ability to use its NOL carryforwards to offset future federal taxable income, although there can be no assurance this will be the case.


     The Company does not expect to report any regular taxable income in the near future because it expects to utilize its carryforwards and other tax deductions and credits. However, there is no assurance that the Internal Revenue Service will not challenge these carryforwards or their utilization.

INFLATION

     In recent years inflation has not had a significant impact on the Company's operations or financial condition.

                            BUSINESS AND PROPERTIES

GENERAL


     Comstock Resources, Inc. is an independent energy company engaged in the acquisition, development, production and exploration of oil and natural gas properties. The Company is also engaged in the gathering, processing and marketing of natural gas. As of December 31, 1995, the Company had pro forma proved reserves of 307.9 Bcfe with an estimated Present Value of Proved Reserves of $286.4 million. On a Bcfe basis, these reserves were 83% natural gas and 74% proved developed. The Company believes that its primary strengths include (i) its ability to acquire oil and natural gas properties at attractive costs, (ii) its high quality, long-lived reserve base, of which 92% is concentrated in Southeast Texas, East Texas/North Louisiana and the Texas Gulf Coast, and (iii) its ability to efficiently operate and develop its oil and natural gas properties.


     The Company has grown primarily through the acquisition of producing properties. Since 1991 the Company has added 286.8 Bcf of natural gas and 10.5 MMBbls of oil from 16 acquisitions at a total cost of $225.5 million, or $0.64 per Mcfe. The Company's two largest acquisitions to date have been its purchase of properties from Sonat Inc. in July 1995 for $50.6 million (the "Sonat Acquisition") and its acquisition of Black Stone Oil Company and interests in the Double A Wells field in May 1996 for $104.0 million (the "Black Stone Acquisition"). Primarily as a result of the Company's acquisition activities,
(i) average net daily production increased from 27.9 MMcfe in 1993 to 78.9 MMcfe on a pro forma basis for the nine months ended September 30, 1996 and (ii) EBITDA (as defined) increased from $13.9 million for 1993 to $37.1 million on a pro forma basis for 1995. EBITDA on a pro forma basis for the first nine months of 1996 was $47.6 million.


     While continuing to pursue attractive acquisitions, the Company has recently increased its focus on the exploitation and development of its existing properties through the implementation of operational improvements, workovers, recompletions and the drilling of development and exploratory wells. During 1995 and the first nine months of 1996, the Company spent $3.7 million and $6.3 million, respectively, on development and exploration activities. As part of its increased emphasis on such activities, the Company anticipates spending in excess of $20.0 million on currently identified development and exploration projects in the fourth quarter of 1996 through 1997.


BUSINESS STRATEGY


     The Company's strategy is to increase cash flow and net asset value by acquiring oil and natural gas properties at attractive costs and developing its reserves. In addition, the Company intends to pursue selective exploration opportunities in its core operating areas. The key elements of the Company's business strategy are to:


  ACQUIRE HIGH QUALITY PROPERTIES AT ATTRACTIVE COSTS


     The Company has a successful track record of increasing its reserves through opportunistic acquisitions. The Company applies strict economic and reserve risk criteria in evaluating acquisitions and targets properties with established production where it can obtain operational control and increase production and reserves through exploitation activities. The Black Stone Acquisition and the Sonat Acquisition have significant development and exploration potential and were acquired at costs equal to 70% and 68%, respectively, of their estimated Present Value of Proved Reserves. Due to its experience in its core operating areas, the Company believes it is better able to identify and evaluate potential acquisitions and negotiate and close selected acquisitions on favorable terms.


  OPERATE PROPERTIES

     The Company prefers to operate the properties it acquires, allowing it to exercise greater control over the timing and plans for future development, the level of drilling and lifting costs, and the marketing of production. The Company operates properties comprising approximately 85% of its pro forma Present Value of Proved Reserves as of December 31, 1995.

  MAINTAIN LOW COST STRUCTURE


     The Company seeks to increase cash flow by carefully controlling operating costs and general and administrative expense. The Company targets acquisitions that possess, among other characteristics, low per unit operating costs. In addition, the Company has been able to reduce per unit operating costs by eliminating unnecessary field and corporate overhead costs and by divesting properties that have high lifting costs with little future development potential. Through these efforts, the Company's general and administrative expense and average oil and gas operating costs per Mcfe have decreased from $0.18 and $0.66, respectively, for 1993 to $0.08 and $0.49, respectively, on a pro forma basis for the nine months ended September 30, 1996.


  EXPLOIT EXISTING RESERVES


     The Company seeks to maximize the value of its properties by increasing production and recoverable reserves through active workover, recompletion and exploitation activities. The Company utilizes advanced industry technology, including 3-D seismic data, magnetic resonance imaging logging tools and newly developed formation stimulation techniques. During the first nine months of 1996, the Company participated in the drilling of 14 development wells, and plans to participate in 14 additional development wells during the fourth quarter. The Company has identified 23 development wells to be drilled in 1997 and expects to drill additional wells based on drilling results and geologic work in progress.


  PURSUE SELECTIVE EXPLORATION OPPORTUNITIES


     The Company pursues selective exploration activities to find additional reserves on its undeveloped acreage and anticipates spending approximately 15% of its 1997 drilling budget on exploration. The Company recently completed a 3-D seismic survey in the East White Point field along the Texas Gulf Coast and plans to drill an exploratory well in this field in the fourth quarter of 1996 and a deeper exploratory test well in the first quarter of 1997. In the West Simsboro field in North Louisiana, the Company has completed a geological field study and intends to drill an exploratory well to test an undeveloped fault block by the end of 1996. The Company is also participating in the exploration of undeveloped acreage adjacent to the Double A Wells field in Southeast Texas. In 1997 the Company intends to participate in 3-D seismic surveys on its offshore leases in the Gulf of Mexico.


     The Company's executive offices are located at 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244, and its telephone number is (972) 701-2000.


OIL AND NATURAL GAS RESERVES



     The following tables set forth the estimated oil and natural gas proved reserves of the Company and the Present Value of Proved Reserves as of December 31, 1995 (both historical and on a pro forma basis for the Black Stone Acquisition and the 1996 Dispositions):


  HISTORICAL

                                                        NET PROVED RESERVES              PRESENT
                                                  -------------------------------        VALUE OF
                                                    OIL         GAS        TOTAL          PROVED
                    CATEGORY                      (MBBLS)     (MMCF)      (MMCFE)        RESERVES
------------------------------------------------  -------     -------     -------     --------------
                                                                                      (IN THOUSANDS)
Proved developed producing......................   1,937       79,473     91,097         $ 88,404
Proved developed non-producing..................     625       50,902     54,654           31,278
Proved undeveloped..............................   1,217       42,790     50,089           28,610
                                                   -----      -------     -------        --------
          Total proved..........................   3,779      173,165     195,840        $148,292
                                                   =====      =======     =======        ========

  PRO FORMA FOR THE BLACK STONE ACQUISITION AND 1996 DISPOSITIONS

                                                        NET PROVED RESERVES              PRESENT
                                                  -------------------------------        VALUE OF
                                                    OIL         GAS        TOTAL          PROVED
                    CATEGORY                      (MBBLS)     (MMCF)      (MMCFE)        RESERVES
------------------------------------------------  -------     -------     -------     --------------
                                                                                      (IN THOUSANDS)
Proved developed producing......................   4,767      125,751     154,353        $168,944
Proved developed non-producing..................   1,430       64,149     72,729           53,285
Proved undeveloped..............................   2,273       67,222     80,860           64,178
                                                  ------      -------     -------        --------
          Total proved..........................   8,470      257,122     307,942        $286,407
                                                  ======      =======     =======        ========


     There are numerous uncertainties inherent in estimating oil and natural gas reserves and their values, including many factors beyond the control of the producer. The reserve data set forth above represents estimates only. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, estimates of reserves are subject to revision based on the results of drilling, testing and production subsequent to the date of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. See "Risk Factors -- Uncertainties in Estimating Reserves and Future Net Cash Flows."


     In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Except to the extent the Company acquires properties containing proved reserves or conducts successful exploration and development activities, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and natural gas production is, therefore, highly dependent upon its level of success in acquiring or developing additional reserves. See "Risk Factors -- Replacement of Reserves."

PRIMARY OPERATING AREAS

     The Company's activities are concentrated in three primary operating areas:
Southeast Texas, East Texas/North Louisiana and the Texas Gulf Coast. The Company also owns interests in the Gulf of Mexico, South Louisiana, West Texas and Mississippi. The following table summarizes the Company's estimated proved oil and gas reserves by field as of December 31, 1995 on a pro forma basis for the Black Stone Acquisition and the 1996 Dispositions. The Company's 20 largest fields, as listed below, represent approximately 95% of the Company's pro forma Present Value of Proved Reserves as of such date.

                                                                            PRESENT VALUE OF PROVED
                                                                                   RESERVES
                                                 NET OIL     NET GAS     -----------------------------
                     FIELD                       (MBBLS)     (MMCF)      (IN THOUSANDS)     PERCENTAGE
-----------------------------------------------  -------     -------     --------------     ----------
SOUTHEAST TEXAS
  Double A Wells...............................   5,302       98,549        $148,588             52%
EAST TEXAS/NORTH LOUISIANA
  Logansport...................................      94       23,501        $ 16,643
  Beckville....................................     176       25,406          14,581
  Waskom.......................................     289       19,392          12,039
  Longwood.....................................     110       13,249           9,797
  Blocker......................................      66       14,473           9,628
  Ada..........................................      13        5,191           7,082
  Sugar Creek..................................      81        6,624           4,575
  Calhoun......................................      32        2,005           3,446
  Simsboro.....................................       5        3,988           3,086
  Hico Knowles.................................      57        2,909           2,977
  Other........................................      12        9,019           5,916
                                                  -----      -------        --------
                                                    935      125,757          89,770             31%

                                                                            PRESENT VALUE OF PROVED
                                                 NET OIL     NET GAS               RESERVES
                     FIELD                       (MBBLS)     (MMCF)      (IN THOUSANDS)     PERCENTAGE
-----------------------------------------------   -----      -------     --------------     ----------
TEXAS GULF COAST
  Vienna.......................................      --        4,443        $  4,666
  El Campo.....................................     149        2,864           4,034
  Mustang Island...............................      94        3,046           3,905
  East White Point.............................     490        2,703           3,736
  Redmond Creek................................     148        1,500           3,247
  Other........................................     117        2,040           2,812
                                                  -----      -------        --------
                                                    998       16,596          22,400              8%
OTHER AREAS
  Ship Shoal 66................................     410          288        $  5,348
  West Cameron Block 238.......................       4        4,595           5,163
  Main Pass Blocks 21/25.......................     513          579           4,256
  Lake LaRose..................................      38        4,183           3,920
  Other........................................     270        6,575           6,962
                                                  -----      -------        --------
                                                  1,235       16,220          25,649              9%
                                                  -----      -------        --------            ---
       Total...................................   8,470      257,122        $286,407            100%
                                                  =====      =======        ========            ===

  SOUTHEAST TEXAS

     The Company's largest concentration of proved reserves, representing 52% of the Company's pro forma Present Value of Proved Reserves as of January 1, 1996, is located in the Double A Wells field in Polk County, Texas. The Company operates and owns interests in 19 producing wells (7.7 net) in this field. The field includes high volume wells producing from the Upper Woodbine formation with average gross production of 97 MMcf per day and 6,800 Bbls of oil per day in September 1996. The Company is participating in the exploration of undeveloped acreage adjacent to the Double A Wells field. Since its acquisition of the properties, the Company participated in an exploratory dry hole, successfully drilled a development well, and recently commenced drilling another development well. Two or three additional wells in the Double A Wells field are planned to further delineate the field during 1997.

  EAST TEXAS/NORTH LOUISIANA


     The second largest concentration of the Company's proved reserves is located in East Texas/North Louisiana, and constitutes 31% of its pro forma Present Value of Proved Reserves as of January 1, 1996. The Company owns interests in 337 producing wells (186.5 net) in 19 fields, including Logansport, Beckville, Waskom, Longwood, Blocker, West Simsboro and Ada fields. A major portion of the Company's reserves are contained in the Travis Peak (Hosston in Louisiana) formation and the Cotton Valley formation, which exhibit several thousand feet of sand and shale sequences. The Company believes that success in the Travis Peak and Cotton Valley formations can be enhanced by applying new hydraulic fracturing and completion techniques, magnetic resonance imaging (MRI) logging tools, and infill drilling.



     The Company operates 45 wells and owns interests in 18 additional wells in the Logansport field in DeSoto Parish, Louisiana. The Logansport field area produces from multiple zones in the Hosston formation. In early 1996 the Company initiated an infill drilling program to develop proved undeveloped reserves from the Hosston sands. The Company has participated in drilling 10 infill development wells in the first nine months of 1996, nine of which were successful, and anticipates drilling a minimum of 12 additional infill development wells in the fourth quarter of 1996 through 1997.


     The Company operates approximately 135 wells in the Longwood, Beckville, Blocker and Waskom fields in Northwest Louisiana and Northeast Texas. The majority of these wells produce from the Hosston, Travis Peak and Cotton Valley formations. During the first nine months of 1996, the Company drilled two successful

Travis Peak infill wells in the Longwood area and initiated a Cotton Valley development drilling program, which includes a minimum of 13 wells in the fourth quarter of 1996 through 1997.


     As a result of a recently completed geologic study of the West Simsboro field and adjacent areas, the Company has leased additional acreage in the field and plans to drill a 10,500 foot exploratory well during the fourth quarter of 1996.

  TEXAS GULF COAST


     The Company's third largest operating area is the Texas Gulf Coast region. The Company owns interests in 68 producing wells (36.8 net) in 10 fields, the largest of which are the Vienna, El Campo, Mustang Island and East White Point fields. Reserves in the Texas Gulf Coast area constitute 8% of the Company's pro forma Present Value of Proved Reserves as of January 1, 1996. Major producing formations include the Frio, Vicksburg, Yegua and Wilcox formations. The Company's interest in this area focuses on fields that lie along the Frio trend. The Company believes potential exists through the use of current technology for additional oil and natural gas recovery in the older fields along this trend, particularly in the deeper formations. Due to their structural complexity, many of these fields are good candidates for the use of 3-D seismic technology that can better define fault blocks and stratigraphic features in order to more completely develop the remaining reserves.



     In 1995 the Company and Marathon Oil Company formed a joint venture to shoot 3-D seismic data on approximately 10,000 acres in the East White Point area of Nueces Bay. The Company retained a 29% interest in wells to be developed under the joint venture. Marathon and the Company plan to drill an exploratory well in the fourth quarter of 1996 to test the Brigham (Frio) sand and a deeper well to test the deep Frio sand in the first quarter of 1997.


ACQUISITION ACTIVITIES

  ACQUISITION STRATEGY


     The Company has concentrated its acquisition activity in Southeast Texas, East Texas/North Louisiana and the Texas Gulf Coast regions. Using a strategy that capitalizes on management's strong knowledge of, and experience in, these regions, the Company seeks to selectively pursue acquisition opportunities where the Company can evaluate the assets to be acquired in rigorous detail prior to transaction completion. The Company evaluates a large number of prospective properties according to certain internal criteria, including established production and the properties' potential for operating control, exploitation and low operating costs.


  MAJOR PROPERTY ACQUISITIONS

     Of the 16 property acquisitions completed by the Company since 1991, four acquisitions described below account for 86% of the total acquisition cost and 84% of the total reserves acquired.

     BLACK STONE ACQUISITION. In May 1996 the Company acquired 100% of the capital stock of Black Stone Oil Company and interests in producing and undeveloped oil and gas properties located in Southeast Texas for $104.0 million. The Company acquired interests in 19 producing wells (7.7 net) that are located in the Double A Wells field in Polk County, Texas and is the operator of the field. The net proved reserves acquired are estimated at 5.3 MMBbls of oil and 98.5 Bcf of natural gas as of January 1, 1996, the effective date of the acquisition.

     SONAT ACQUISITION. In July 1995 the Company purchased interests in certain producing oil and gas properties and natural gas gathering systems located in East Texas and North Louisiana from Sonat for $50.6 million. The Company acquired interests in 319 producing wells (188.0 net) along with interests in gas gathering systems. The acquisition included interests in the Logansport, Beckville, Waskom, Longwood, Blocker, Simsboro and Hico Knowles fields. The net proved reserves acquired were estimated at 0.8 MMBbls of oil and 104.7 Bcf of natural gas.

     STANFORD ACQUISITION. In November 1993 the Company acquired Stanford Offshore Energy, Inc. ("Stanford") through a merger with a wholly owned subsidiary, which now operates under the name Comstock Offshore Energy, Inc. The Stanford stockholders were issued an aggregate of 1,760,000 shares of Common Stock of the Company in the merger with a total value of $6.2 million and the Company assumed approximately $16.5 million of indebtedness of Stanford. Stanford had interests in 107 producing wells (58.8 net) located primarily in Texas and offshore Gulf of Mexico. Major properties acquired include interests in the Mustang Island, East White Point and Redmond Creek fields located on the Texas Gulf Coast and West Cameron Block 238 in offshore Gulf of Mexico. The net proved reserves acquired were estimated at 1.0 MMBbls of oil and 17.8 Bcf of natural gas.


     GOODRICH ACQUISITION. In November 1991 the Company acquired interests in 57 producing wells (27.3 net) located in 22 fields primarily in Louisiana and Texas from Goodrich Oil Company and certain other working interest owners for $18.3 million. Major fields purchased in this acquisition include the Ada, Calhoun and Sugar Creek fields in North Louisiana. The net proved reserves acquired were estimated at 0.7 MMBbls of oil and 26.8 Bcf of natural gas.

     As a result of its acquisitions, the Company has added 350.0 Bcfe of proved oil and natural gas reserves as summarized in the following table:

                                                               ACQUISITION                        ACQUISITION
                                    PROVED RESERVES WHEN        COST PER     PRESENT VALUE OF      COST AS A
                   ACQUISITION           ACQUIRED(1)              MCFE       PROVED RESERVES     PERCENTAGE OF
                      COST       ---------------------------      WHEN       WHEN ACQUIRED(2)   PRESENT VALUE OF
       YEAR          (000'S)     (MBBLS)   (MMCF)    (MMCFE)   ACQUIRED(2)       (000'S)        PROVED RESERVES
------------------ -----------   -------   -------   -------   -----------   ----------------   ----------------
1996(3)...........  $ 103,966     5,302     98,549   130,361      $0.80          $148,588              70%
1995..............     56,081     1,859    108,432   119,585       0.47            85,706              65%
1994..............     12,970       388     12,744   15,074        0.86            14,050              92%
1993(2)...........     26,928     2,250     28,349   41,848        0.64            33,502              80%
1992(2)...........      4,730        44      8,821    9,086        0.52             8,474              56%
1991..............     20,862       689     29,868   34,002        0.61            27,298              76%
                     --------    ------    -------   -------                     --------
          Total...  $ 225,537    10,532    286,763   349,956      $0.64          $317,618              71%
                     ========    ======    =======   =======                     ========

---------------

(1) Based on reserve reports and prices at the end of the year in which the acquisition occurred, as adjusted to reflect actual production from the closing date of the respective acquisition to such year end.

(2) 1992 and 1993 amounts do not include amounts for acquisitions made by Stanford prior to its acquisition by the Company, whereas amounts presented in the Consolidated Financial Statements include amounts for acquisitions made by Stanford prior to its acquisition by the Company in accordance with the pooling of interests method of accounting.

(3) Through September 30, 1996. The effective date of the Black Stone Acquisition was January 1, 1996. The information has not been adjusted to reflect the production subsequent to the effective date.

DRILLING ACTIVITY SUMMARY

     During the three-year period ended December 31, 1995 and the nine months ended September 30, 1996, the Company drilled or participated in the drilling of development and exploratory wells as set forth in the table below:



                                                        YEAR ENDED DECEMBER 31,           NINE MONTHS
                                                ---------------------------------------      ENDED
                                                                                           SEPTEMBER
                                                   1993          1994          1995        30, 1996
                                                -----------   -----------   -----------   -----------
                                                GROSS   NET   GROSS   NET   GROSS   NET   GROSS   NET
                                                -----   ---   -----   ---   -----   ---   -----   ---
    Development Wells:
      Oil......................................   14    1.7     --    --       2    0.5      1    0.0
      Gas......................................    2    0.4      2    0.6      9    2.4     12    5.4
      Dry......................................    5    1.2     --    --       2    0.7      1    1.0
                                                        ---           ---           ---           ---
                                                  --     -      --     -      --     -      --     -
                                                  21    3.3      2    0.6     13    3.6     14    6.4
                                                        ---           ---           ---           ---
                                                  --     -      --     -      --     -      --     -
    Exploratory Wells:
      Oil......................................   --    --      --    --      --    --      --    --
      Gas......................................   --    --      --    --      --    --      --    --
      Dry......................................    5    0.8     --    --      --    --       1    0.2
                                                        ---           ---           ---           ---
                                                  --     -      --     -      --     -      --     -
                                                   5    0.8     --    --      --    --       1    0.2
                                                        ---           ---           ---           ---
                                                  --     -      --     -      --     -      --     -
              Total Wells......................   26    4.1      2    0.6     13    3.6     15    6.6
                                                  ==    ====    ==    ====    ==    ====    ==    ====


     In addition, three gross wells (1.8 net) were in the process of being drilled at September 30, 1996. Subsequent to September 30, 1996, the Company commenced the drilling of two development wells (1.3 net).

PRODUCING WELL SUMMARY

     The following table sets forth the gross and net producing oil and natural gas wells in which the Company owned an interest at September 30, 1996.

                                                                 OIL                 GAS
                                                            --------------     ---------------
                                                            GROSS     NET      GROSS      NET
                                                            -----     ----     -----     -----
    Texas..................................................   73      30.2      266      139.3
    Louisiana..............................................   26      10.0      166       81.6
    Federal Offshore.......................................   --        --       23       10.4
    Mississippi............................................    1       0.1        2        0.3
                                                                      ----
                                                              --         -
                                                                                ---      ------
      Total wells..........................................  100      40.3      457      231.6
                                                              ==      =====     ===      ======

     The Company operates 331 of the 557 producing wells presented in the above table.

ACREAGE

     The following table summarizes the Company's developed and undeveloped leasehold acreage at September 30, 1996. Excluded is acreage in which the Company's interest is limited to royalty or similar interests.

                                                         DEVELOPED             UNDEVELOPED
                                                    -------------------     -----------------
                                                     GROSS        NET       GROSS       NET
                                                    -------     -------     ------     ------
    Texas.......................................... 170,199     122,470     70,062     51,400
    Louisiana......................................  77,756      57,259        296         48
    Federal Offshore...............................  12,160       5,760         --         --
    Mississippi....................................   1,360         210         --         --
                                                    -------     -------     ------     ------
      Total........................................ 261,475     185,699     70,358     51,448
                                                    =======     =======     ======     ======

     Title to the Company's oil and natural gas properties is subject to royalty, overriding royalty, carried and other similar interests and contractual arrangements customary in the oil and gas industry, liens incident to operating agreements and for current taxes not yet due, and other minor encumbrances. All of the Company's oil and natural gas properties are pledged as collateral under the Bank Credit Facility. As is customary in the oil and gas industry, the Company is generally able to retain its ownership interest in undeveloped acreage by production of existing wells, by drilling activity which establishes commercial reserves sufficient to maintain the lease or by payment of delay rentals.

MARKETS AND CUSTOMERS

     The market for oil and natural gas produced by the Company depends on factors beyond its control, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulation. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

     Substantially all of the Company's natural gas production is sold either on the spot gas market on a month-to-month basis at prevailing spot market prices or under long-term contracts based on current spot market gas prices. The Company enters into natural gas price swap agreements to reduce its exposure to natural gas price fluctuations. In 1995 the Company hedged approximately 25% of its natural gas production. For the nine months ended September 30, 1996, the Company hedged approximately 13% of its natural gas production.

     The Company has entered into natural gas price swap agreements to hedge approximately 0.9 Bcf of its natural gas production for the fourth quarter of 1996 at an average price of $1.90 per MMbtu. The swap agreements include estimated delivery point basis adjustments to better equate the agreements to the Company's expected well head prices to be received. The Company has no hedges in place for 1997 or subsequent years.

     All of the Company's oil production is sold at the well site on an "as produced" basis at posted field prices tied to the spot oil markets.

     During the year ended December 31, 1995, no single purchaser or group of affiliated purchasers accounted for more than 10% of the Company's total oil and natural gas sales. As a result of the Black Stone Acquisition, the Company's sales to HPL Resources Company, a gas marketing subsidiary of Enron Corp. ("HPL"), accounted for approximately 23% of the Company's 1995 oil and natural gas sales on a pro forma basis. The agreement with HPL is for a term expiring on October 31, 2000. Pricing under the agreement is based on a percentage of spot gas prices for natural gas delivered to the Houston Ship Channel.

     Although the Company has no formal plan of disposition, management is currently evaluating a possible sale of the Company's gas gathering and processing assets as well as either selling or discontinuing its third party gas marketing operations. Management believes that any such transaction would not have a material impact on the Company's results of operations or financial position.

COMPETITION


     The oil and gas industry is highly competitive. Competitors include major oil companies, other independent energy companies, and individual producers and operators, many of which have financial resources, personnel and facilities substantially greater than those of the Company. The Company faces intense competition for the acquisition of oil and natural gas properties.


REGULATION

  OIL AND GAS

     The Company's operations are regulated by certain federal and state agencies. In particular, oil and natural gas production and related operations are or have been subject to price controls, taxes and other laws relating to the oil and natural gas industry. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business or financial condition.

     The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

     The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company's properties.

     The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC's purposes in issuing the orders is to increase competition within all phases of the natural gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant regulatory uncertainty remains, Order 636 may ultimately enhance the Company's ability or market and transport its gas, although it may also subject the Company to greater competition and the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

     Sales of oil and natural gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting oil and natural gas liquids by pipeline, although the most recent adjustment generally decreased rates. These regulations are subject to pending petitions for judicial review. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but, other factors being equal, the regulations may, over time, tend to increase transportation costs or reduce wellhead prices for oil and natural liquids.

     The Company is required to comply with various federal and state regulations regarding plugging and abandonment of oil and natural gas wells. The Company provides reserves for the estimated costs of plugging and abandoning its wells on a unit of production basis.

  ENVIRONMENTAL

     Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, health and safety, affect the Company's operations and costs. These laws and regulations sometimes require governmental authorization before certain activities, limit or prohibit other activities because of protected areas or species, impose substantial liabilities for pollution related to Company operations or properties, and provide penalties for noncompliance. In particular, the Company's exploration and production operations, its activities in connection with storage and transportation of crude oil and other liquid hydrocarbons, and its use of facilities for treating, processing or otherwise handling hydrocarbons and related exploration and production wastes are subject to stringent environmental regulation. As with the industry generally, compliance with existing and anticipated regulations increases the Company's overall cost of business. While these regulations affect the Company's capital expenditures and earnings, the Company believes that such regulations do not affect its competitive position in the industry because its competitors are similarly affected by environmental regulatory programs. Environmental regulations have historically been subject to frequent change and, therefore, the Company is potentially unable to predict the future costs or other future impacts of environmental regulations on its future operations. A discharge of hydrocarbons or hazardous substances into the environment could subject the Company to substantial expense, including the cost to comply with applicable regulations that require a response to the discharge, such as containment or cleanup, claims by neighboring landowners or other third parties for personal injury, property damage or response costs that they incur, or penalties assessed, or other claims sought by regulatory agencies for response cost or for natural resource damages.

     The following are examples of some environmental laws that potentially impact the Company and its operations.

     WATER. The Oil Pollution Act ("OPA") was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972 ("FWPCA") and other statutes as they pertain to prevention of and response to major oil spills. The OPA subjects owners of facilities to strict, joint and potentially unlimited liability for removal costs and certain other consequences of an oil spill, where such spill is into navigable waters, or along shorelines. In the event of an oil spill into such waters, substantial liabilities could be imposed upon the Company. States in which the Company operates have also enacted similar laws. Regulations are currently being developed under the OPA and similar state laws that may also impose additional regulatory burdens on the Company.

     The FWPCA imposes restrictions and strict controls regarding the discharge of produced waters, other oil and gas wastes, any form of pollutant, and, in some instances, storm water runoff, into waters of the United States. The FWPCA provides for civil, criminal and administrative penalties for any unauthorized discharges and, along with the OPA, imposes substantial potential liability for the costs of removal, remediation or damages resulting from an unauthorized discharge. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and liabilities in the case of an unauthorized discharge into state waters. The cost of compliance with the OPA and the FWPCA have not historically been material to the Company's operations, but there can be no assurance that changes in federal, state or local water pollution control programs will not materially adversely effect the Company in the future. Although no assurances can be given, the Company believes that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on the Company's financial condition or results of operations.

     AIR EMISSIONS. Amendments to the Federal Clean Air Act enacted in late 1990 require or will require most industrial operations in the United States to incur capital expenditures in order to meet air emissions control standards developed by the EPA and state environmental agencies. The 1990 Federal Clean Air Act amendments include a new operating permit for major sources ("Title V permits"), and several of the Company's facilities may require permits under this new program. Although no assurances can be given, the Company believes implementation of the 1990 Federal Clean Air Act Amendments will not have a material adverse effect on the Company's financial condition or results of operations.

     SOLID WASTE. The Company generates non-hazardous solid wastes that are subject to the requirements of the Federal Resources Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and many states in which the Company operates are considering the adoption of stricter disposal standards for the type of non-hazardous wastes generated by the Company. RCRA also governs the generation, management, and disposal of hazardous wastes. At present, the Company is not required to comply with a substantial portion of the RCRA requirements because the Company's operations generate minimal quantities of hazardous wastes. However, it is anticipated that additional wastes, which could include wastes currently generated during the operations, will in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal and management requirements than are non-hazardous wastes. Such changes in the regulations may result in additional capital expenditures or operating expenses by the Company.

     SUPERFUND. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund", imposes liability, without regard to fault or the legality of the original act, on certain classes of persons in connection with the release of a "hazardous substance" into the environment. These persons include the current owner or operator of any site where a release historically occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of its ordinary operations, the Company may have managed substances that may fall within CERCLA's definition of a "hazardous substance." The Company may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites where the Company disposed of or arranged for the disposal of these substances. This potential liability extends to properties that the Company owned or operated, as well as to properties owned and operated by others where the Company disposed of hazardous substances.

     The Company may also fall into the category of the "current owner or operator." The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company believes it has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released by the Company on or under the properties owned or leased by the Company. In addition, many of these properties have been previously owned or operated by third parties who may have disposed of or released hydrocarbons or other wastes at these properties. Under CERCLA, and analogous state laws, the Company could be subject to certain liabilities and obligations, such as being required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial plugging operations to prevent future contamination.

OFFICE AND OPERATIONS FACILITIES

     The Company leases office space in Dallas, Texas. The Dallas lease covers 13,525 square feet at a monthly rate of $18,475 during 1996. The lease expires on September 30, 1999. The Company also owns or leases five production offices and yard facilities in Marshall, Bay City, Dumas, and Livingston, Texas and Logansport, Louisiana.

EMPLOYEES

     At September 30, 1996, the Company had 56 employees and utilized contract employees for certain of its oil field operations. The Company considers its employee relations to be satisfactory.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings which management believes will have a material adverse effect on the Company's consolidated results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT


     The following table sets forth certain information concerning the executive officers, directors and other management of the Company.



                NAME                AGE                    POSITION WITH COMPANY
    -----------------------------   ---    ------------------------------------------------------
    DIRECTORS AND EXECUTIVE OFFICERS
      M. Jay Allison.............   40     President, Chief Executive Officer and Director
      Roland O. Burns............   36     Senior Vice President, Chief Financial Officer,
                                             Secretary and Treasurer
      James L. Menke.............   45     Vice President of Operations
      Richard S. Hickok..........   70     Director
      Franklin B. Leonard........   69     Director
      Harold R. Logan............   75     Chairman of the Board of Directors
      Cecil E. Martin, Jr. ......   55     Director
      David W. Sledge............   39     Director

    OTHER MANAGEMENT
      Michael W. Taylor..........   43     Director of Acquisitions and Chief Reservoir Engineer
      Richard G. Powers..........   42     Land Manager
      Daniel K. Presley..........   36     Controller and Assistant Treasurer



     M. JAY ALLISON has been a director of the Company since 1987, and President and Chief Executive Officer of the Company since 1988. From 1987 to 1988, Mr. Allison served as Vice President and Secretary of the Company. From 1981 to 1987, he was a practicing oil and gas attorney with the firm of Lynch, Chappell & Alsup in Midland, Texas. In 1983, Mr. Allison co-founded a private independent oil and gas company, Midwood Petroleum, Inc., which was active in the acquisition and development of oil and gas properties from 1983 to 1987. He received B.B.A., M.S. and J.D. degrees from Baylor University in 1978, 1980 and 1981, respectively. Mr. Allison currently serves on the Board of Trustees of Howard Payne University.



     ROLAND O. BURNS has been Senior Vice President of the Company since 1994, Chief Financial Officer and Treasurer since 1990 and Secretary since 1991. From 1982 to 1990, Mr. Burns was employed by the public accounting firm, Arthur Andersen LLP. During his tenure with Arthur Andersen LLP, Mr. Burns worked primarily in the firm's oil and gas audit practice. Mr. Burns received B.A. and M.A. degrees from the University of Mississippi in 1982 and is a Certified Public Accountant.



     JAMES L. MENKE has been Vice President of Operations of the Company since March 1994. From 1987 to 1994, Mr. Menke was Manager of Engineering for Atropos Exploration Company. From 1973 to 1986, Mr. Menke held engineering positions with Pennzoil Company, Gruy Management Services Company, Maynard Oil Company, and Santa Fe Minerals. Mr. Menke received a B.S. degree in Petroleum Engineering from Texas A & M University in 1973 and is a Registered Professional Engineer.



     RICHARD S. HICKOK has been a director of the Company since 1987. From 1948 to 1983, he was employed by the international accounting firm of Main Hurdman where he retired as Chairman. From 1978 to 1980, Mr. Hickok served as a Trustee of the Financial Accounting Foundation and has extensive involvement serving on various committees of the American Institute of Certified Public Accountants. He currently serves as a director of Marsh & McLennan Company, Inc., Alpine Lace Brands, Inc., Marcam, Inc. and Projectavision, Inc. Mr. Hickok holds a B.S. degree from the Wharton School of the University of Pennsylvania.



     FRANKLIN B. LEONARD has been a director of the Company since 1960. From 1961 to 1994, Mr. Leonard served as President of Crossley Surveys, Inc., a New York based company which conducted statistical surveys. Mr. Leonard's family's involvement in the Company spans four generations dating back to the 1880's when Mr. Leonard's great grandfather was a significant shareholder of the Company. Mr. Leonard also served as a director of Glen Ridge Savings and Loan Association from 1968 to 1990. Mr. Leonard holds a B.S. degree from Yale University.

     HAROLD R. LOGAN has served as Chairman of the Board of Directors since 1987. From 1960 to 1986, Mr. Logan was employed by W.R. Grace & Co. at various positions including Vice Chairman of the Board of Directors and head of the W.R. Grace & Co. Energy Division. From 1953 to 1960 Mr. Logan was a Budget Director in the Department of Defense during the Eisenhower Administration. He is currently serving as a trustee of the Neuberger and Berman Income Funds and is a past director of the Whitman Corporation and Chelsea Industries. Mr. Logan holds a B.S. degree from Oklahoma State University.



     CECIL E. MARTIN, JR. has been a director of the Company since 1988. Mr. Martin has been a significant investor since 1987. From 1973 to 1991 he served as Chairman of a public accounting firm in Richmond, Virginia. Mr. Martin also serves as a director for Ten-Key, Inc. Mr. Martin holds a B.B.A. degree from Old Dominion University and is a Certified Public Accountant.



     DAVID W. SLEDGE was elected to the Board of Directors of the Company in May 1996. Mr. Sledge served as President of Gene Sledge Drilling Corporation, a privately held contract drilling company based in Midland, Texas until its sale in October 1996. Mr. Sledge served Gene Sledge Drilling Corporation in various capacities from 1979 to 1996. Mr. Sledge is director of the International Association of Drilling Contractors and is a past chairman of the Permian Basin chapter of this association. He received a B.B.A. degree from Baylor University in 1979.



     MICHAEL W. TAYLOR is Director of Acquisitions and Chief Reservoir Engineer. Prior to joining the Company in September 1994, Mr. Taylor had been an independent oil and gas producer and petroleum consultant for the previous fifteen years. Mr. Taylor is a registered professional engineer and he received a B.S. degree in Petroleum Engineering from Texas A&M University in 1974.



     RICHARD G. POWERS joined the Company as Land Manager in October 1994. Mr. Powers has over 17 years experience as a petroleum landman. Prior to joining the Company, Mr. Powers was employed for 10 years as Land Manager for Bridge Oil (U.S.A.), Inc. and its predecessor Pinoak Petroleum, Inc. Mr. Powers received a B.B.A. degree in 1976 from Texas Christian University.



     DANIEL K. PRESLEY is the Controller and Assistant Treasurer and has been with the Company since December 1989. Prior to joining the Company, Mr. Presley had six years of business and finance experience with several independent oil and gas companies including AmBrit Energy, Inc. Prior thereto, Mr. Presley spent two and one-half years with B.D.O. Seidman, a public accounting firm. Mr. Presley has a B.B.A. from Texas A&M University.


EMPLOYMENT AGREEMENTS


     Effective July 1, 1996, the Company entered into employment agreements with
M. Jay Allison, the President and Chief Executive Officer of the Company, and Roland O. Burns, Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company. Under the agreements, the Company agreed to employ each of Mr. Allison and Mr. Burns for a period of 12 months at a minimum base rate of $245,000, and $132,500 per annum, respectively. Each of the agreements provides for the payment of severance benefits in an amount equal to three times the existing annual base salary of the employee upon (i) a change in control followed by (ii) the occurrence of certain specified events, including the assignment of the employee to duties inconsistent with his position immediately prior to the change in control, a reduction in the employee's salary, requiring the employee to be relocated, failure of a purchaser to assume the obligations of the Company under the agreement, failure of the Company to re-elect the employee to the offices held by him immediately prior to a change in control and a breach by the Company (or any successor) of any provisions of the agreement. The severance benefit payments are payable in cash in equal payments (without interest over a period not to exceed 12 months). As defined in the agreements, a "change in control" is deemed to have taken place if (a) without the approval or recommendation of a majority of the then existing Board of Directors of the Company, a third person causes or brings about the removal or resignation of the then existing members of the Board or if a third person causes or brings about an increase in the size of the Board such that the then existing members of the Board thereafter represent a minority of the total number of persons comprising the entire Board; (b) a third person, including a group, becomes the beneficial owner of shares of any class of the Company's stock having 30% or more of the total number of votes that may be cast for the election of directors of the Company; (c) any shares or any class of the Company's stock are purchased pursuant to a tender or exchange offer (other than an offer by the Company) or
(d) the Company's stockholders approve a merger or other business combination of the Company with or into another corporation pursuant to which the Company will not survive or will survive only as a subsidiary of another corporation, or the sale or other disposition of all or substantially all of the assets of the Company, or any combination of the foregoing.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth certain information regarding compensation earned during each of the Company's last three fiscal years by the Company's Chief Executive Officer and the other executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                         ------------
                                                                          SECURITIES
                                             ANNUAL COMPENSATION          UNDERLYING        ALL OTHER
               NAME AND                 -----------------------------      OPTIONS/          COMPEN-
          PRINCIPAL POSITION            YEAR     SALARY       BONUS          SARS         SATION(1)(2)
--------------------------------------  ----    ---------    --------    ------------    ---------------
M. Jay Allison,                         1995    $ 245,000    $155,000        50,000          $ 3,200
  President and Chief                   1994      241,500     130,000            --               --
  Executive Officer                     1993      241,500     110,000       115,000               --
Roland O. Burns,                        1995      128,000      40,000        22,500            1,909
  Sr. Vice President and                1994      123,500      30,000            --               --
  Chief Financial Officer               1993      107,000      35,000        29,500               --
James L. Menke,                         1995       90,000      30,000        10,000            1,331
  Vice President of                     1994       59,924      15,000            --               --
  Operations (3)                        1993           --          --            --               --

---------------

(1) The value of all perquisites provided to each executive officer by the Company did not exceed the lesser of $50,000 or 10% of such officer's salary and bonus for the year.
(2) Represents the Company's matching contributions under the Company's 401(k) Profit Sharing Plan.
(3) Mr. Menke was elected Vice President of Operations on March 21, 1994.

     The following table sets forth certain information regarding stock options granted during 1995 to the named executive officers of the Company.

                                 INDIVIDUAL GRANTS                                           POTENTIAL
                             -------------------------                                  REALIZABLE VALUE AT
                                           PERCENT OF                                     ASSUMED ANNUAL
                             NUMBER OF       TOTAL                                        RATES OF STOCK
                             SECURITIES     OPTIONS                                     PRICE APPRECIATION
                             UNDERLYING    GRANTED TO    EXERCISE OR                        FOR OPTION
                              OPTIONS     EMPLOYEES IN   BASE PRICE      EXPIRATION     -------------------
           NAME               GRANTED     FISCAL YEAR     PER SHARE         DATE          5%          10%
---------------------------  ----------   ------------   -----------   --------------   -------     -------
M. Jay Allison.............    50,000         51.3%         $3.00      August 1, 2000   $41,442     $91,577
Roland O. Burns............    22,500         23.1           3.00      August 1, 2000    18,649      41,209
James L. Menke.............    10,000         10.3           3.00      August 1, 2000     8,288      18,315

     The following table sets forth certain information with respect to the value of the named executive officers' unexercised options at December 31, 1995. No options were exercised by the named executive officers during 1995.

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                                  OPTIONS AT FISCAL               IN-THE-MONEY OPTIONS
                                                      YEAR-END                    AT FISCAL YEAR-END(1)
                                            -----------------------------     -----------------------------
                   NAME                     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
------------------------------------------  -----------     -------------     -----------     -------------
M. Jay Allison............................    365,000           50,000        $ 1,190,625       $ 181,250
Roland O. Burns...........................     76,750           25,000            233,594          90,625
James L. Menke............................     10,000               --             26,250              --

---------------

(1) The last sale price for a share of Common Stock as reported by the Nasdaq National Market on December 29, 1995 was $5.625 and the exercise prices of the options in this table ranged from $2.00 to $3.00 per share.

     On May 15, 1996, the stockholders of the Company approved an amendment to the Company's 1991 Long-term Incentive Plan (the "Plan"). Pursuant to the amendment, (i) the total number of shares of Common Stock reserved for all awards under the Plan was increased from 1,160,000 to 2,400,000 (plus 10% of the number of new shares of Common Stock issued other than pursuant to the Plan) and
(ii) the number of shares of Common Stock available for grant of options to non-employee directors was increased from 270,000 to 525,000.


     During 1996 options have been granted under the Plan (each with an exercise price equal to the fair market value of the Common Stock on the date of grant) to the executive officers as set forth below. With respect to the Company's 1995 performance, the Board of Directors on January 25, 1996 approved the following grants of options to purchase the number of shares of Common Stock indicated:
Mr. Allison (155,000 shares); Mr. Burns (40,000 shares); and Mr. Menke (30,000 shares). These options have an exercise price of $4.81 per share and expire on August 1, 2001. On May 15, 1996, the Board approved the following grants of options to purchase the number of shares of Common Stock indicated: Mr. Allison (125,000 shares); Mr. Burns (32,500 shares); and Mr. Menke (15,000 shares). These options have an exercise price of $6.56 per share and expire on December 1, 2001. On September 10, 1996, the Board approved the following additional stock option grants to: Mr. Allison (885,000 shares); Mr. Burns (220,000 shares) and Mr. Menke (57,500 shares). These options vest over a period of four years, have an exercise price of $11.00 per share and expire five years after full vesting.


COMPENSATION OF DIRECTORS

     The Company pays annual fees to directors who are not employees of the Company and reimburses such directors for expenses in attending meetings. The Company pays an annual fee of $23,000 to the Chairman of the Board of Directors, an annual fee of $21,000 to directors who chair committees, and an annual fee of $18,000 to the remaining directors. The Company also pays Mr. Logan and Mr. Martin for additional services provided to the Company under consulting agreements which provide for annual payments of $24,000 and $18,000, respectively. Under a plan established by the Board of Directors, each director can make an annual election to receive his director and consulting fees in cash or in the equivalent number of shares of Common Stock at the then current market price of Common Stock. In January 1996 the Company issued 29,714 shares of Common Stock, at its then current market value of $4.8125 per share, to the non-employee directors in full payment of director fees for 1996 aggregating $101,000 and for amounts due to Mr. Logan and Mr. Martin under the consulting agreements aggregating $42,000. In May 1996, the Company issued shares of Common Stock, at its then current market value of $6.5625 per share, to Mr. Sledge in payment of director fees for 1996 of $11,250.


     Under the Plan, each non-employee director receives on the date of initial election or appointment to the Board of Directors options to acquire 10,000 shares of Common Stock. In addition, each non-employee director receives at each annual meeting of stockholders so long as such person remains a director options to acquire 10,000 shares of Common Stock. The exercise price equals the fair market value on the date of grant.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information, as of October 29, 1996, and as adjusted to give effect to the issuance and sale of the Common Stock offered hereby, with respect to the beneficial ownership of Common Stock by (i) each current executive officer of the Company named in the Summary Compensation Table set forth herein, (ii) each director of the Company, (iii) all directors and executive officers of the Company as a group, (iv) each person known by the Company to be the beneficial owner of 5% or more of the Common Stock, and (v) each Selling Stockholder. Except as otherwise specified, the named beneficial owner has sole voting and investment power.



                                                     SHARES BENEFICIALLY
                                                            OWNED                            SHARES BENEFICIALLY
                                                         PRIOR TO THE                            OWNED AFTER
                                                           OFFERING          SHARES TO BE        THE OFFERING
                                                     --------------------      SOLD IN       --------------------
                      NAME(1)                         NUMBER      PERCENT    THE OFFERING     NUMBER      PERCENT
---------------------------------------------------  ---------    -------    ------------    ---------    -------
M. Jay Allison(2)..................................  1,047,373      5.71         153,239       894,134      3.75
Roland O. Burns(2).................................    208,250      1.17          30,000       178,250      *
James L. Menke(2)..................................     55,000      *                 --        55,000      *
Richard S. Hickok(2)(3)............................     95,556      *                 --        95,556      *
Franklin B. Leonard(2).............................    150,811      *             50,000       100,811      *
Harold R. Logan(2).................................    178,489      1.01          65,000       113,489      *
Cecil E. Martin, Jr.(2)(4).........................    375,536      2.12          60,000       315,536      1.36
David W. Sledge(2).................................     21,714      *                 --        21,714      *
                                                     ---------               ------------    ---------
All directors and executive officers as a group
  (8 persons)......................................  2,132,729     11.35         358,239     1,774,490      7.30
                                                     =========               ===========     =========
The TCW Group, Inc.:(5)
  Trust Company of the West, as Trustee of the TCW
    Debt and Royalty Fund IVA......................    202,345      1.13          99,828       102,517      *
  Trust Company of the West, as Custodian for
    Columbia University............................    168,620      *            166,379         2,241      *
  Trust Company of the West, as Custodial Agent for
    TCW Debt and Royalty Fund IVC..................    233,568      1.30         115,232       118,336      *
  The Chase Manhattan Bank (National Association),
    as Custodian for The Trustees of The Leland
    Stanford Junior University.....................    337,243      1.87         166,380       170,863      *
  Trust Company of the West, as Custodial Agent for
    TCW Debt and Royalty Fund IVB..................    540,601      2.97         266,708       273,893      1.17
  Harris Trust and Savings Bank, as Custodian for
    the Searle Trusts Limited Partnership X........    168,620      *             83,190        85,430      *
  Harris Trust and Savings Bank, as Custodian for
    the John G. Searle Charitable Trusts
    Partnership....................................     67,449      *             33,276        34,173      *
  Trust Company of the West, as Custodian for The
    City and County Employee's Retirement System of
    San Francisco..................................     77,078      *             38,026        39,052      *
  Trust Company of the West, as Investment Manager
    for General Mills, Inc.........................    965,209      5.18         476,190       489,019      2.07
  Harris Trust and Savings Bank, as Trustee for
    Delta Air Lines, Inc...........................    134,898      *             66,552        68,346      *
                                                     ---------               ------------    ---------
                                                     2,895,631     14.11       1,511,761     1,383,870      5.64
                                                     =========               ===========     =========


                                                   (footnotes on following page)

---------------

 *  Indicates less than one percent.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Comstock Resources, Inc., 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244.

(2) Includes shares issuable pursuant to stock options which are presently exercisable or exercisable within 60 days in the following amounts: Mr. Allison -- 670,000 shares; Mr. Burns -- 154,250 shares; Mr. Menke -- 55,000 shares; Mr. Hickok -- 41,500 shares; Mr. Leonard -- 50,500 shares; Mr. Logan -- 50,500 shares; Mr. Martin -- 41,500 shares; and Mr.
    Sledge -- 20,000 shares.

(3) Includes 32,572 shares held by a corporation owned 90% by Mr. Hickok's wife and 10% by Mr. Hickok's children.

(4) Includes 135,632 shares and options to purchase 42,875 shares held by Mr. Martin's wife individually or as trustee on behalf of family trusts and 3,018 shares held by Mr. Martin as custodian for family members.

(5) The address of The TCW Group Inc. ("TCW"), and each beneficial owner listed thereunder, is c/o The TCW Group, Inc., 865 South Figueroa Street, Los Angeles, California 90017. TCW is the parent of the trustee, general partner or investment manager for the listed owners.

CERTAIN TRANSACTIONS


     In connection with the issuance of the Series 1995 Preferred, the Company granted the holders of the Series 1995 Preferred (the "Series 1995 Holders") certain demand and "piggyback" registration rights with respect to the Common Stock issuable upon conversion of the Series 1995 Preferred. In connection with the Offering, TCW has advised the Company that the Series 1995 Holders intend to convert 793,677 shares of Series 1995 Preferred into 1,511,761 shares of Common Stock, exercise their "piggyback" registration rights and sell such shares in the Offering. The Company is required to pay all expenses (other than underwriting discounts and commissions) relating to the registration of the shares of Common Stock to be sold by the Series 1995 Holders. The Company has additionally agreed to pay all registration expenses (other than underwriting discounts and commissions) of the other Selling Stockholders in the Offering.



     The Company serves as general partner of Comstock DR-II Oil & Gas Acquisition Limited Partnership ("DR-II"). In 1995 the Company received $87,000 in management fees and had a receivable from DR-II of approximately $380,000 at December 31, 1995. TCW is an investment manager for certain investors which have an interest in DR-II.


                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $10.00 par value per share (the "Preferred Stock"). At October 29, 1996, there were issued and outstanding 17,667,769 shares of Common Stock and 1,500,000 shares of Preferred Stock designated as the Series 1995 Preferred. Options to purchase 2,949,780 shares of Common Stock were also outstanding at that date. In the aggregate, 5,806,923 shares of Common Stock have been reserved for issuance pursuant to the exercise of currently outstanding options and the conversion of the Series 1995 Preferred.


COMMON STOCK

     Subject to the prior rights of the Series 1995 Preferred and any other shares of Preferred Stock that may be issued from time to time, and except as otherwise set forth below, the shares of Common Stock of the Company (1) are entitled to such dividends as may be declared by the Board of Directors, in its discretion, out of funds legally available therefor; (2) are entitled to one vote per share on matters voted upon by the stockholders and have no cumulative voting rights; (3) have no preemptive or conversion rights; (4) are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and (5) are entitled, upon liquidation, to receive the assets of the Company remaining after the payment of corporate debts and the satisfaction of any liquidation preferences of the Series 1995 Preferred and any other Preferred Stock, if issued. Although the Company's Articles of Incorporation do not deny preemptive rights to stockholders, under Nevada law no stockholders have preemptive rights with respect to shares that, upon issuance, are registered under Section 12 of the Exchange Act. The Common Stock is currently registered under Section 12 of the Exchange Act.

     Because the shares of Common Stock do not have cumulative voting rights, the holders of a majority of the shares voting for the election of directors can elect all members of the class of the Company's classified Board of Directors that are to be elected at a meeting of the stockholders, subject to any rights of the holders of the Series 1995 Preferred. See "-- Preferred Stock."

PREFERRED STOCK

     The Board of Directors is empowered, without approval of the stockholders, to cause shares of the Company's authorized Preferred Stock to be issued in one or more classes or series, from time to time, with the number of shares of each class or series and the rights, preferences and limitations of each class or series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the rate of dividends, redemption and conversion prices, terms and amounts payable in the event of liquidation and voting rights. Shares of Preferred Stock may, in the Board of Directors' sole determination, be issued with voting rights greater than one vote per share. Issuance of shares of Preferred Stock could involve dilution of the equity of the holders of Common Stock and further restrict the rights of such stockholders to receive dividends.


     SERIES 1995 PREFERRED. On June 30, 2000 and on each June 30 thereafter, so long as any shares of the Series 1995 Preferred are outstanding, the Company is obligated to redeem 300,000 shares of the Series 1995 Preferred at $10.00 per share plus accrued and unpaid dividends thereon. The mandatory redemption price may be paid either in cash or in shares of Common Stock, at the option of the Company. If the Company elects to pay the mandatory redemption price in shares of Common Stock, the Common Stock will be valued at 80% of the lower of the Common Stock's 5 day or 30 day average closing price (immediately prior to the date of redemption). The holders of the Series 1995 Preferred have the right, at their option and at any time, to convert all or any part of such shares into shares of Common Stock. The conversion price of the Series 1995 Preferred as of the date of this Prospectus is $5.25 per share of Common Stock. The Company has the option to redeem the shares of the Series 1995 Preferred at a price that would provide the holders with a specified rate of return on their original investment.


     In the event of dissolution, liquidation or winding-up of the Company, the holders of the Series 1995 Preferred are entitled, after payments of all amounts payable to the holders of any Preferred Stock senior to the Series 1995 Preferred, to receive out of the assets remaining $10.00 per share, together with all dividends thereon accrued or in arrears, whether or not declared, before any payment is made or assets set apart for payment to the holders of the Common Stock.

     The holders of the Series 1995 Preferred are each entitled to vote with the holders of Common Stock on all matters submitted for a vote of the holders of shares of Common Stock on an "as converted" basis. Upon the occurrence of an "event of noncompliance" within the meaning of the terms of the Series 1995 Preferred, the holders of the Series 1995 Preferred have the right (for so long as such event of noncompliance continues) to elect two additional directors to the Board of Directors of the Company. An "event of noncompliance" includes (i) the failure to pay in the aggregate four quarterly dividends on such series,
(ii) the failure to redeem such series in accordance with its terms, (iii) a default by the Company on certain indebtedness, (iv) M. Jay Allison ceasing to be the chief executive officer of the Company and (v) the commencement of a bankruptcy or similar proceeding by or against the Company or any of its significant subsidiaries. Holders of the Series 1995 Preferred also have the right to approve (1) a merger of the Company where the Company is not the surviving corporation, (2) the issuance of more than 20% of the Common Stock in connection with a merger or acquisition, (3) the sale or disposition of substantially all of the Company's assets or (4) payment of any dividend or distribution, on or for the redemption of Common Stock in excess of $50,000 a year.

STOCKHOLDERS' RIGHTS PLAN

     On December 4, 1990, the Company's Board of Directors adopted the Company's Stockholders' Rights Plan (the "Rights Plan") and the Company declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $10.00 par value per share, at an exercise price of $15.00 (the "Purchase Price") per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, as successor Rights Agent.

     The Rights are initially evidenced by the Common Stock certificates as no separate Rights certificates have been distributed. The Rights separate from the Common Stock and a "Distribution Date" will occur at the close of business on the earliest of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"),
(ii) the tenth business day (or such later date as may be determined by action of the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock or (iii) the tenth business day after the Board of Directors of the Company determines that any individual, firm, corporation, partnership or other entity (each a "Person"), alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which a majority of the continuing directors who are not officers of the Company determines to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock outstanding) and at least a majority of the continuing directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such Person as the directors shall deem appropriate, shall determine that such beneficial ownership by such Person (an "Adverse Person") is intended to cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction intended to provide such Person with short-term financial gain under circumstances where the directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time, or that such beneficial ownership is causing or is reasonably likely to cause a material adverse impact on the Company. The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 17, 2000, unless earlier redeemed by the Company.

     If (i) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except (a) pursuant to certain offers for all outstanding shares of Common Stock approved by at least a majority of the continuing directors who are not officers of the Company or (b) solely due to a reduction in the number of shares of Common Stock outstanding as a result of the repurchase of shares of Common Stock by the Company) or (ii) the Board of Directors determines that a Person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of either of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void.

     If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the Company is the surviving corporation, but its Common Stock is changed or exchanged (other than a merger which follows an offer described in clause (i)(a) of the preceding paragraph), or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

     At any time after the earlier to occur of (i) an Acquiring Person becoming such or (ii) the date on which the Board of Directors of the Company declares an Adverse Person to be such, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by the Adverse Person or Acquiring Person, as the case may be, which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). Notwithstanding the foregoing, no such exchange may be effected at any time after any Person becomes the beneficial owner of 50% or more of the outstanding Common Stock.

     The Rights Plan has certain anti-takeover effects including making it prohibitively expensive for a raider to try to control or take over the Company unilaterally and without negotiation with the Board of Directors. Although intended to preserve for the stockholders the long term value of the Company, the Rights Plan may make it more difficult for stockholders of the Company to benefit from certain transactions which are opposed by the incumbent Board of Directors.

ANTI-TAKEOVER PROVISIONS

     In addition to the Rights Plan, the Articles of Incorporation and Bylaws of the Company and Nevada law include certain provisions which may have the effect of delaying or deterring a change in control or management of the Company or encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued Common Stock. See "-- Preferred Stock."

     The Company's Bylaws contain provisions dividing the Board of Directors into classes with only one class standing for election each year. A staggered board makes it more difficult for stockholders to change the majority of the directors and instead promotes a continuity of existing management.

     Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes sec. 78.411-78.444, which applies to any Nevada corporation, including the Company, subject to the reporting requirements of Section 12 of the Exchange Act, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to or with an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation,
(c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would result in increasing the proportionate share of shares of the corporation owned by the "interested stockholder," or (f) the receipt of benefits by an "interested stockholder," except proportionately as a stockholder, of any loans, advances or other financial benefits provided by the corporation. An "interested stockholder" is a person who (i) directly or indirectly owned 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval is not obtained, the combination may be consummated after the three year period expires if either (a)(i) the board of directors of the corporation approved, prior to such person becoming an interested stockholder, the combination or the purchase of Shares by the interested stockholder or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the interested stockholder at a meeting called no earlier than three years after the date the interested stockholder became such or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Section 78.441 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" would not have become the beneficial owner of additional voting shares of the corporation.

     In addition to the foregoing statute, Nevada has a "Control Share Acquisition Statute," Nevada Revised Statute sec. 78.378-78.3793, which prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada and whose Articles of Incorporation or Bylaws in effect 10 days following the acquisition of a controlling interest by an acquiror does not prohibit its application. The Company does not intend to "do business" in Nevada within the meaning of the Control Share Acquisition Statute. Therefore, the Company believes it is unlikely that the Control Share Acquisition Statute will apply to it. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days thereof become "Control Shares" which could be deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares. If the acquiror requests a special meeting, then the meeting must take place no earlier than 30 days (unless the acquiror makes the meeting be held sooner) and no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its Articles or Bylaws, call certain of the acquiror's shares for redemption at the average price paid for the control shares by the acquiror. The Company's Articles and Bylaws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares that owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid by the acquiror in the transaction subjecting the acquiror to the statute.)

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                                 NUMBER
                                       NAME                                     OF SHARES
    --------------------------------------------------------------------------  ---------
    Smith Barney Inc..........................................................
    Raymond James & Associates, Inc...........................................
    Bear, Stearns & Co. Inc...................................................
    Oppenheimer & Co., Inc....................................................
    Rodman & Renshaw, Inc.....................................................
                                                                                ---------
              Total...........................................................  5,870,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., Raymond James & Associates, Inc., Bear, Stearns & Co. Inc., Oppenheimer & Co., Inc. and Rodman & Renshaw, Inc. are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which
represents a concession not in excess of $          per share under the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $          per share to certain other dealers. After
the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 880,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its executive officers and directors, and the Selling Stockholders have agreed that, for a period of 120 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

     In connection with this Offering, certain Underwriters (and selling group members) may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A generally prohibits underwriters and selling group members engaged in passive market making from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas and for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of Comstock Resources, Inc. and its subsidiaries as of December 31, 1995, and for the three years in the period then ended, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The estimates as of December 31, 1993, 1994 and 1995, relating to the Company's actual and pro forma proved oil and natural gas reserves, future net revenues of oil and natural gas reserves and present value of future net revenues of oil and natural gas reserves included or incorporated by reference herein are based upon reports prepared by Lee Keeling and Associates, Inc. and are included or incorporated by reference herein in reliance upon such reports and upon the authority of such firm as experts in petroleum engineering.

                                    GLOSSARY

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and this Prospectus. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf to one Bbl.

"BBL" means a barrel of 42 U.S. gallons of oil.

"BCF" means one billion cubic feet of natural gas.

"BCFE" means one billion cubic feet of natural gas equivalent.

"BTUS" means British thermal units, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees fahrenheit.

"COMPLETION" means the installation of permanent equipment for the production of oil or gas.

"CONDENSATE" means a hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is produced and is similar to crude oil.

"DEVELOPMENT WELL" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

"DRY HOLE" means a well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

"EXPLORATORY WELL" means a well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new productive reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

"GROSS" when used with respect to acres or wells, production or reserves refers to the total acres or wells in which the Company or other specified person has a working interest.

"MBBLS" means one thousand barrels of oil.

"MCF" means one thousand cubic feet of natural gas.

"MCFE" means thousand cubic feet of natural gas equivalent.

"MMBBLS" means millions of barrels of oil.

"MMBTUS" means one million Btus.

"MMCF" means one million cubic feet of natural gas.

"MMCFE" means one million cubic feet of natural gas equivalent.

"NET" when used with respect to acres or wells, refers to gross acres of wells multiplied, in each case, by the percentage working interest owned by the Company.

"NET PRODUCTION" means production that is owned by the Company less royalties and production due others.

"OIL" means crude oil or condensate.

"OPERATOR" means the individual or company responsible for the exploration, development, and production of an oil or gas well or lease.

"PRESENT VALUE OF PROVED RESERVES" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

"PROVED DEVELOPED RESERVES" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"PROVED RESERVES" means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such resources.

"PROVED UNDEVELOPED RESERVES" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"RECOMPLETION" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

"RESERVES" means proved reserves.

"ROYALTY" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

"3-D SEISMIC" means an advanced technology method of detecting accumulations of hydrocarbons identified by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

"WORKING INTEREST" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in an lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

"WORKOVER" means operations on a producing well to restore or increase production.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Commission at prescribed rates by addressing written requests to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) which contains reports, proxy statements and other information regarding registrants, including the Company, who file electronically with the Commission. The Company's Common Stock is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 ("Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information as set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. The Registration Statement may be inspected, and copied at prescribed rates, at the Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each contract, agreement or other document, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus:

          (1) Annual Report on Form 10-K for the year ended December 31, 1995;

          (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996;

          (3) Current Report on Form 8-K dated May 1, 1996; and

          (4) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, effective as of December 14, 1990, including any amendment filed for the purpose of updating such information.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of the filing of such documents. See "Available Information." Any statement or information contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents not specifically incorporated by reference). Requests should be directed to Comstock Resources, Inc., 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244, (972) 701-2000, Attention: Secretary.

                         INDEX TO FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

Report of Independent Public Accountants.............................................  F-2

Consolidated Balance Sheets as of December 31, 1994 and 1995.........................  F-3

Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and
  1995...............................................................................  F-4

Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
  1993, 1994 and 1995................................................................  F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995...............................................................................  F-6

Notes to Consolidated Financial Statements...........................................  F-7

Consolidated Balance Sheets as of December 31, 1995 and September 30, 1996...........  F-21

Consolidated Statements of Operations for the Nine Months ended September 30, 1995 and 1996...........................................................................  F-22

Consolidated Statement of Stockholders' Equity for the Nine Months Ended
  September 30, 1996.................................................................  F-23

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1995
  and 1996...........................................................................  F-24

Notes to Consolidated Financial Statements...........................................  F-25

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Comstock Resources, Inc.:

     We have audited the accompanying consolidated balance sheets of Comstock Resources, Inc. (a Nevada corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comstock Resources, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the financial statements, the Company changed its method of accounting for the impairment of long-lived assets in the fourth quarter of 1995.

                                            ARTHUR ANDERSEN LLP
Dallas, Texas,
March 4, 1996

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1994 AND 1995

                                     ASSETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1995
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Cash and Cash Equivalents..............................................  $  3,425     $  1,917
Accounts Receivable:
  Oil and gas sales....................................................     2,616        5,385
  Gas marketing sales..................................................     5,559        8,451
  Joint interest operations............................................       619        1,230
Other Current Assets...................................................       344          264
                                                                         --------     --------
          Total current assets.........................................    12,563       17,247
Property and Equipment:
  Oil and gas properties, successful efforts method....................   113,269      154,844
  Other................................................................     1,372        2,717
  Accumulated depreciation, depletion and amortization.................   (36,652)     (55,445)
                                                                         --------     --------
          Net property and equipment...................................    77,989      102,116
Other Assets...........................................................     1,019          736
                                                                         --------     --------
                                                                         $ 91,571     $120,099
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Portion of Long-term Debt......................................  $  7,010     $ 18,677
Accounts Payable and Accrued Expenses..................................    11,489       16,511
                                                                         --------     --------
          Total current liabilities....................................    18,499       35,188
Long-term Debt, less current portion...................................    30,922       53,134
Deferred Revenue.......................................................        --          430
Other Noncurrent Liabilities...........................................       945        1,219
Stockholders' Equity:
  Preferred stock -- $10.00 par, 5,000,000 shares authorized, 1,600,000 and 3,100,000 shares outstanding at December 31, 1994 and 1995,
     respectively......................................................    16,000       31,000
  Common stock -- $0.50 par, 30,000,000 shares authorized, 12,342,811 and 12,926,672 shares outstanding at December 31, 1994 and 1995,
     respectively......................................................     6,171        6,463
  Additional paid-in capital...........................................    36,524       38,183
  Retained deficit.....................................................   (17,375)     (45,444)
  Less: Deferred compensation -- restricted stock grants...............      (115)         (74)
                                                                         --------     --------
          Total stockholders' equity...................................    41,205       30,128
                                                                         --------     --------
                                                                         $ 91,571     $120,099
                                                                         ========     ========

        The accompanying notes are an integral part of these statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                1993        1994         1995
                                                               -------     -------     --------
                                                                    (IN THOUSANDS, EXCEPT
                                                                      PER SHARE AMOUNTS)
Revenues:
  Oil and gas sales..........................................  $21,805     $16,855     $ 22,091
  Gas marketing sales........................................       --      14,957       50,078
  Gas gathering and processing...............................      107          72          600
  Gain on sales of property..................................      111         328        2,608
  Other income...............................................      430         442          291
                                                               -------     -------     --------
          Total revenues.....................................   22,453      32,654       75,668
                                                               -------     -------     --------
Expenses:
  Oil and gas operating......................................    6,673       6,099        7,427
  Natural gas purchases......................................       --      14,521       48,909
  Gas gathering and processing...............................       91          11          209
  Exploration................................................      423          --           --
  Depreciation, depletion and amortization...................    8,334       7,390        8,613
  General and administrative, net............................    1,834       1,823        1,979
  Interest...................................................    2,184       2,869        5,542
  Impairment of oil and gas properties.......................       --          --       29,150
                                                               -------     -------     --------
          Total expenses.....................................   19,539      32,713      101,829
                                                               -------     -------     --------
Income (loss) before income taxes and extraordinary item.....    2,914         (59)     (26,161)
Provision for income taxes...................................       --          --           --
                                                               -------     -------     --------
Net Income (loss) before extraordinary item..................    2,914         (59)     (26,161)
Preferred stock dividends....................................     (173)       (818)      (1,908)
                                                               -------     -------     --------
Net income (loss) attributable to common stock before
  extraordinary item.........................................    2,741        (877)     (28,069)
Extraordinary item -- loss on early extinguishment of debt...     (417)       (615)          --
                                                               -------     -------     --------
Net income (loss) attributable to common stock after
  extraordinary item.........................................  $ 2,324     $(1,492)    $(28,069)
                                                               =======     =======     ========
Net income (loss) per share:
  Before extraordinary item..................................  $   .25     $  (.07)    $  (2.24)
  Extraordinary item.........................................     (.03)       (.05)          --
                                                               -------     -------     --------
  After extraordinary item...................................  $   .22     $  (.12)    $  (2.24)
                                                               =======     =======     ========
Weighted average number of common and common stock
  equivalent shares outstanding..............................   10,762      12,065       12,546
                                                               =======     =======     ========

        The accompanying notes are an integral part of these statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                                    DEFERRED
                                                         ADDITIONAL   RETAINED   COMPENSATION--
                                    PREFERRED   COMMON    PAID-IN     EARNINGS     RESTRICTED
                                      STOCK     STOCK     CAPITAL     (DEFICIT)   STOCK GRANTS     TOTAL
                                    ---------   ------   ----------   --------   --------------   --------
                                                                (IN THOUSANDS)
Balance at December 31, 1992......   $  1,500   $4,930    $ 34,027    $(17,056)      $ (292)      $ 23,109
  Conversion of preferred stock...     (1,500)    428        1,072          --           --             --
  Issuance of common stock........         --     541        2,773          --           --          3,314
  Restricted stock grants.........         --     (30 )        (56)         --          136             50
  Net income attributable to
     common stock.................         --      --           --       2,324           --          2,324
  Distributions...................         --      --           --      (1,151)          --         (1,151)
                                     --------   ------    --------    --------       ------       --------
Balance at December 31, 1993......         --   5,869       37,816     (15,883)        (156)        27,646
                                     --------   ------    --------    --------       ------       --------
  Issuance of preferred stock.....     16,000      --       (2,000)         --           --         14,000
  Issuance of common stock........         --     302          708          --           --          1,010
  Restricted stock grants.........         --      --           --          --           41             41
  Net loss attributable to common
     stock........................         --      --           --      (1,492)          --         (1,492)
                                     --------   ------    --------    --------       ------       --------
Balance at December 31, 1994......     16,000   6,171       36,524     (17,375)        (115)        41,205
                                     --------   ------    --------    --------       ------       --------
  Issuance of preferred stock.....     15,000      --           --          --           --         15,000
  Issuance of common stock........         --     292        1,659          --           --          1,951
  Restricted stock grants.........         --      --           --          --           41             41
  Net loss attributable to common
     stock........................         --      --           --     (28,069)          --        (28,069)
                                     --------   ------    --------    --------       ------       --------
Balance at December 31, 1995......   $ 31,000   $6,463    $ 38,183    $(45,444)      $  (74)      $ 30,128
                                     ========   ======    ========    ========       ======       ========

        The accompanying notes are an integral part of these statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                               1993         1994         1995
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net Income (loss) before extraordinary item..............  $  2,914     $    (59)    $(26,161)
  Adjustments to reconcile income (loss) before
     extraordinary item to net cash provided by operating
     activities:
     Compensation paid in common stock.....................        49          154          154
     Depreciation, depletion and amortization..............     8,334        7,390        8,613
     Impairment of oil and gas properties..................        --           --       29,150
     Deferred revenue......................................    (1,602)        (561)         430
     Amortization of discounts.............................       334          174           --
     Exploration...........................................       423           --           --
     Gain on sales of property.............................      (112)        (328)      (2,608)
     Bad debt expense......................................        --           80           --
                                                             --------     --------     --------
  Working capital provided by operations...................    10,340        6,850        9,578
     Decrease (increase) in accounts receivable............     3,970       (3,288)      (6,272)
     Decrease (increase) in prepaid expenses and other.....       (74)         107           79
     Increase in accounts payable and accrued expenses.....     2,252        3,707        5,022
                                                             --------     --------     --------
  Net cash provided by operating activities................    16,488        7,376        8,407
                                                             --------     --------     --------
Cash flows from investing activities:
  Proceeds from sales of properties........................       691          396        3,085
  Collections of notes receivable..........................       792          167           --
  Capital expenditures and acquisitions....................   (18,637)     (16,386)     (61,809)
  Repurchase of volumetric production payment..............        --       (8,149)          --
  Purchase of other assets.................................      (261)          --           --
                                                             --------     --------     --------
  Net cash used for investing activities...................   (17,415)     (23,972)     (58,724)
                                                             --------     --------     --------
Cash flows from financing activities:
  Borrowings...............................................    33,431       34,880       58,404
  Proceeds from preferred stock issuances..................        --        6,000       15,000
  Proceeds from common stock issuances.....................        --          215           25
  Principal payments on debt...............................   (30,381)     (21,497)     (24,525)
  Financing costs..........................................      (806)          --           --
  Stock issuance costs.....................................      (129)        (332)         (95)
  Distributions............................................    (1,152)          --           --
  Dividends on preferred stock.............................      (173)          --           --
                                                             --------     --------     --------
  Net cash provided by financing activities................       790       19,266       48,809
                                                             --------     --------     --------
  Net increase (decrease) in cash and cash equivalents.....      (137)       2,670       (1,508)
  Cash and cash equivalents, beginning of year.............       892          755        3,425
                                                             --------     --------     --------
  Cash and cash equivalents, end of year...................  $    755     $  3,425     $  1,917
                                                             ========     ========     ========

        The accompanying notes are an integral part of these statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BUSINESS AND ORGANIZATION

     Comstock Resources, Inc., a Nevada corporation (together with its subsidiaries, the "Company"), was formed in 1919 as Comstock Tunnel and Drainage Company. In 1987, the Company's name was changed to Comstock Resources, Inc. The Company is primarily engaged in the acquisition, development and production of oil and natural gas reserves in the United States. The Company is also engaged in the purchase, gathering, processing and marketing of natural gas.

(2) SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     On November 10, 1993, the Company, Stanford Offshore Energy, Inc. ("Stanford") and all of the stockholders of Stanford entered into an Agreement and Plan of Reorganization (the "Merger Agreement") providing for the acquisition of all outstanding stock of Stanford by the Company in exchange for 1,760,000 shares of common stock of the Company. Pursuant to the merger, effective November 17, 1993, Stanford became a wholly owned subsidiary of the Company, and now operates under the name Comstock Offshore Energy, Inc.

     The merger of Stanford and the Company was accounted for using the pooling of interests method. Accordingly, the accompanying financial statements of the Company include the accounts and operations of Stanford since Stanford's inception on August 31, 1992.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. In addition, the Company's interests in certain partnerships and joint ventures have been proportionately consolidated, whereby the Company's proportionate share of each partnership or joint venture's assets, liabilities, revenues and expenses is included in the appropriate accounts in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CONCENTRATIONS OF CREDIT RISK

     Although the Company's cash equivalents, accounts receivable and derivative financial instruments are exposed to credit loss, the Company does not believe such risk to be significant. Cash equivalents are high-grade, short-term securities, placed with highly rated financial institutions. Most of the Company's accounts receivable are from a broad and diverse group of oil and gas companies and, accordingly, do not represent a significant credit risk. The Company's gas marketing activities generate accounts receivable from customers including pipeline companies, local distribution companies and other gas marketing companies. Letters of credit are obtained as considered necessary to limit risk of loss.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

  OIL AND GAS PROPERTIES

     The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method, costs of productive wells, development dry holes and productive leases are capitalized and amortized on a unit-of-production basis over the life of the remaining related oil and gas reserves. Cost centers for amortization purposes are determined on a field-by-field basis. The estimated future costs of dismantlement, restoration and abandonment are accrued as part of depreciation, depletion and amortization expense.

     Oil and gas leasehold costs are capitalized. Unproved oil and gas properties with significant acquisition costs are periodically assessed and any impairment in value is charged to expense. The costs of unproved properties which are determined to be productive are transferred to proved oil and gas properties.

     Exploratory expenses, including geological and geophysical expenses and delay rentals for oil and gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized as unproved property but charged to expense if and when the well is determined not to have found proved oil and gas reserves.

     Prior to the fourth quarter of 1995, the Company periodically reviewed the carrying value of its proved oil and gas properties for impairment in value on a company-wide basis by comparing the capitalized costs of proved oil and gas properties with the undiscounted future cash flows after income taxes attributable to proved oil and gas properties. Under this policy, no impairment in carrying value was required during 1993 or 1994. In the fourth quarter of 1995, the Company adopted the Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." SFAS 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property by property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognized to the extent that net capitalized costs exceed discounted expected future cash flows. In connection with the adoption of SFAS 121, the Company provided an impairment of $29,150,000 in 1995.

  OTHER PROPERTY AND EQUIPMENT

     Other property and equipment of the Company consists primarily of gas gathering systems, a gas processing plant, trucks, well service equipment, computer equipment, and furniture and fixtures which are depreciated over estimated useful lives on a straight-line basis.

  INCOME TAXES

     Deferred income taxes are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates.

  EARNINGS PER SHARE

     Net income (loss) attributable to common stock represents net income (loss) less preferred stock dividend requirements of $173,000, $818,000 and $1,908,000 in 1993, 1994 and 1995, respectively. Net income (loss) attributable to common stock per share is computed by dividing net income (loss) attributable to common stock by the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Common stock equivalents include, when applicable, dilutive stock options and warrants using the treasury stock method.

  STATEMENTS OF CASH FLOWS

     For the purpose of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

     The following is a summary of all significant noncash investing and financing activities:

                                                                    FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                               ----------------------------
                                                                1993       1994       1995
                                                               ------     ------     ------
                                                                      (IN THOUSANDS)
    Common stock issued in payment of preferred stock
      dividends..............................................  $   --     $  818     $1,908
    Common stock issued for compensation.....................      --        113        113
    Preferred stock issued to repurchase volumetric
      production payment.....................................      --      8,000         --
    Common stock issued for acquisitions.....................   3,142         --         --
    Common stock issued in settlement of note payable........     301         --         --

     The Company made cash payments for interest of $2,067,000, $2,600,000 and $5,836,000 in 1993, 1994 and 1995, respectively. The Company did not make any cash payments for income taxes in any of the three years in the period ended December 31, 1995.

(3) SIGNIFICANT ACQUISITIONS OF OIL AND GAS PROPERTIES

     On June 8, 1994, the Company acquired interests in 5 producing gas wells and the related oil and gas leases covering 2,048 acres in South Texas for $7.3 million.

     On September 30, 1994, the Company repaid all indebtedness owed to, and acquired certain property interests from MG Trade Finance Corp. The Company acquired the net profits and overriding royalty interests owned by MG Trade Finance Corp. in certain of the Company's oil and gas properties for $800,000.

     On December 23, 1994, the Company acquired interests in 23 wells in South Texas for $5.0 million and interests in a gas gathering system and gas processing plant for approximately $440,000.

     On May 15, 1995, the Company purchased interests in 14 producing offshore oil and gas properties located in Louisiana state waters in the Gulf of Mexico for $8.2 million.

     On July 31, 1995, the Company purchased interests in certain producing oil and gas properties and natural gas gathering systems located in East Texas and North Louisiana for cash of $50.6 million. The Company acquired interests in 319 (188 net) oil and gas wells for $49.1 million and interests in gas gathering systems for $1.5 million.

     During 1995, the Company acquired interests in the Lake LaRose field in South Louisiana for approximately $1.0 million.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

     The 1995 acquisitions were accounted for utilizing the purchase method of accounting. The accompanying consolidated statements of operations include the results of operations from the acquired properties beginning on the dates that the acquisitions were closed. The following table summarizes the unaudited pro forma effect on the Company's consolidated statements of operations for the year ended December 31, 1995 as if the acquisitions consummated in 1995 had been closed on January 1, 1994 and 1995. Future results may differ substantially from pro forma results due to changes in prices received for oil and gas sold, production declines and other factors. Therefore, the pro forma amounts should not be considered indicative of future operations.

                                                                       1994          1995
                                                                     PRO FORMA     PRO FORMA
                                                                     ---------     ---------
                                                                         (IN THOUSANDS)
    Revenues.......................................................   $52,214      $  84,349
                                                                      =======       ========
    Net income (loss) attributable to common stock before
      extraordinary item...........................................     3,480        (28,345)
                                                                      =======       ========
    Net income (loss) attributable to common stock after
      extraordinary item...........................................     2,864        (28,345)
                                                                      =======       ========
    Net income (loss) per share before extraordinary item..........       .29          (2.26)
                                                                      =======       ========
    Net income (loss) per share after extraordinary item...........       .24          (2.26)
                                                                      =======       ========

(4) REPURCHASE OF PRODUCTION PAYMENTS

     On July 22, 1994, the Company exchanged one million shares of newly issued preferred stock, with a par value of $10.0 million and an estimated market value of $8.0 million, and $10,150,000 in cash to repurchase certain production payments previously conveyed by the Company to a major natural gas company in November 1991. (See Note 9 for further discussion of the preferred stock.) The exchange was effective April 1, 1994. The Company had a remaining obligation to deliver 10.7 billion cubic feet of natural gas under a volumetric production payment and had an obligation to repay $2.5 million under a monetary based production payment. The consideration paid to acquire the natural gas reserves subject to the volumetric production payment exceeded the deferred revenue associated with the original sale of the volumetric production payment by approximately $3.0 million. This amount was capitalized as oil and gas properties in the accompanying financial statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

(5) OIL AND GAS PRODUCING ACTIVITIES

     Set forth below is certain information regarding the aggregate capitalized costs of oil and gas properties and costs incurred in oil and gas property acquisition, development and exploration activities:

     CAPITALIZED COSTS

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Proved properties..............................................  $113,269     $154,844
    Accumulated depreciation, depletion and amortization...........   (36,427)     (55,183)
                                                                     --------     --------
                                                                     $ 76,842     $ 99,661
                                                                     ========     ========

     COSTS INCURRED

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Property acquisitions:
      Proved properties...................................  $18,604     $13,576     $56,093
      Unproved properties.................................      247          --          --
    Development costs.....................................    2,390       1,490       3,666
    Exploration costs.....................................      423          --          --
                                                            -------     -------     -------
                                                            $21,664     $15,066     $59,759
                                                            =======     =======     =======

     The following presents the results of operations of oil and gas producing activities for the three years in the period ended December 31, 1995:

                                                            1993        1994         1995
                                                           -------     -------     --------
                                                                    (IN THOUSANDS)
    Oil and gas sales....................................  $21,805     $16,855     $ 22,091
    Production costs.....................................   (6,673)     (6,099)      (7,427)
    Depreciation, depletion and amortization.............   (7,953)     (7,149)      (8,277)
    Impairment of oil and gas properties.................       --          --      (29,150)
                                                           -------     -------     --------
    Operating income (loss)..............................    7,179       3,607      (22,763)
    Income tax expense...................................       --          --           --
                                                           -------     -------     --------
    Results of operations (excluding general and
      administrative and interest expense)...............  $ 7,179     $ 3,607     $(22,763)
                                                           =======     =======     ========

(6) GAS GATHERING, PROCESSING AND MARKETING ACTIVITIES

     On June 10, 1994, the Company acquired the operations of a gas marketing company for $70,000 and began marketing natural gas for third parties as well as marketing the Company's own natural gas production. In September 1994, the Company acquired the gas marketing operations and certain pipeline assets of a privately held natural gas company for a purchase price of $1.1 million. The Company paid $600,000 in cash and agreed to pay 35% of the gross margin from the acquired gas marketing operations until the earlier of the time that the seller has received an aggregate of $500,000 or September 30, 1997.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

     On July 31, 1995, the Company acquired the managing general partner interest and a 20.31% limited partner interest in Crosstex Pipeline Partners, Ltd. ("Crosstex") for $1.4 million. The Company also acquired a 15 mile gas gathering system in East Texas for $100,000. Crosstex owns 5 gas gathering systems consisting of 63 miles in East Texas.

     On August 1, 1995, the Company sold its 43.25% interest in the Wharton gas processing plant and gathering system in Wharton County, Texas, which it acquired in December 1994, to a third party for $3.0 million. A gain of $2.6 million related to the sale is reflected in the accompanying statement of operations in 1995.

     In September 1995, Comstock acquired a 40% interest in a gas processing plant and related facilities in Harrison County, Texas for approximately $500,000.

(7) LONG-TERM DEBT

     Total debt at December 31, 1994 and 1995 consists of the following:

                                                                       1994         1995
                                                                      -------     --------
                                                                         (IN THOUSANDS)
    Bank term note..................................................  $    --     $ 10,000
    Bank credit facility............................................   37,580       61,590
    12% subordinated notes..........................................      319          206
    Capital lease obligations.......................................       33           15
                                                                      -------     --------
                                                                       37,932       71,811
    Less current portion............................................   (7,010)     (18,677)
                                                                      -------     --------
                                                                      $30,922     $ 53,134
                                                                      =======     ========

     On December 31, 1995, the Company had $61,590,000 outstanding under a $100 million five-year revolving credit agreement with two banks. Amounts outstanding under the credit facility bear interest at the agent bank's prime rate plus
1 1/2% (10% at December 31, 1995) and cannot exceed a borrowing base determined semiannually by the banks. The borrowing base was $65,760,000 at December 31, 1995 and reduces by $1,060,000 each month beginning January 1, 1996 until the next redetermination.

     The Company also had $10.0 million outstanding under a one-year term note which matures on July 31, 1996. Amounts outstanding under the term note bear interest at the agent bank's prime rate plus 4% (12 1/2% at December 31, 1995).

     Aggregate maturities of long-term debt for the five years ending December 31, are as follows:

                                                                         (IN THOUSANDS)
        1996...........................................................     $ 18,677
        1997...........................................................       12,814
        1998...........................................................       40,320
        1999...........................................................           --
        2000...........................................................           --
                                                                            --------
                                                                            $ 71,811
                                                                            ========

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

(8) LEASE COMMITMENTS

     The Company rents office space under certain noncancellable leases and also leases data processing time under a noncancellable lease. Minimum future payments under the leases are as follows:

        1996..................................................................  $269
        1997..................................................................   258
        1998..................................................................   236
        1999..................................................................   177
        2000..................................................................    --

(9) STOCKHOLDERS' EQUITY

  COMMON STOCK

     During 1993 the Company issued 950,921 shares of its common stock valued at $3.1 million in connection with certain acquisitions of oil and gas properties. In September 1993 the Company issued 120,500 shares valued at $301,000 in settlement of amounts outstanding, including accrued interest, under a 10% note payable to a former officer of the Company.

     In January 1994 the Company issued 37,667 shares of its common stock to four of its non-employee directors in payment of directors fees for 1994 aggregating $71,000, and for amounts due two non-employee directors for consulting services in 1994 aggregating $42,000. During 1994 the Company issued 310,298 shares of its common stock to holders of its preferred stock in payment of dividends on the preferred stock for 1994 aggregating $818,000.

     In May 1995 the Company issued 27,815 shares of its common stock to four of its non-employee directors in payment of directors fees for 1995 aggregating $71,000, and for amounts due two non-employee directors for consulting services in 1995 aggregating $42,000. During 1995 the Company issued 546,046 shares of its common stock to holders of its preferred stock in payment of dividends on the preferred stock for 1995 aggregating $1,908,000.

  PREFERRED STOCK

     On December 31, 1993, the holder of 150,000 shares of the Company's 1992 Series Cumulative Convertible Preferred Stock (the "Series 1992 Preferred"), converted all of the Series 1992 Preferred into 857,143 shares of common stock of the Company. As a result of the conversion, the Series 1992 Preferred designation was retired.

     On January 7, 1994, the Company sold 600,000 shares of its Series 1994 Convertible Preferred Stock, $10 par value per share (the "Series 1994 Preferred"), in a private placement for $6.0 million. The Series 1994 Preferred bears quarterly dividends at the rate of $0.225 on each outstanding share (9% per annum of the par value). Dividends are payable quarterly in cash or shares of common stock, at the election of the Company. On January 1, 1999, and on each January 1 thereafter, so long as any shares of the Series 1994 Preferred are outstanding, the Company is obligated to redeem 120,000 shares of the Series 1994 Preferred at $10.00 per share plus accrued and unpaid dividends. At the option of the Company, the mandatory redemption price may be paid either in cash or in shares of common stock of the Company. The holders of the Series 1994 Preferred have the option to convert all or any part of such shares into shares of common stock of the Company at any time at the initial conversion price of $4.00 per share of common stock, subject to adjustment. The Company has the option to redeem the shares of Series 1994 Preferred prior to January 1, 1999 after providing the holders of the Series 1994 Preferred a specified rate of return on the initial purchase.

     On July 22, 1994, the Company issued 1,000,000 shares of its 1994 Series B Convertible Preferred Stock, $10 par value per share (the "1994 Series B Preferred"), in connection with the repurchase of certain

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES production payments previously conveyed by the Company to a major natural gas company. The 1994 Series B Preferred bears quarterly dividends at the rate of $0.15625 on each outstanding share (6.25% per annum of the par value). Dividends are payable quarterly in cash, additional shares of 1994 Series B Preferred or shares of common stock, at the election of the Company; provided, that if the Company elects to pay a dividend in shares of stock, the holders of the 1994 Series B Preferred shall have the option to receive shares of common stock or additional shares of 1994 Series B Preferred. The holders of the 1994 Series B Preferred have the option to convert all or any part of such shares into shares of common stock of the Company at any time at the initial conversion price of $5.00 per share of common stock, subject to adjustment. The Company has the option to redeem the shares of 1994 Series B Preferred at a rate of $14.00 per share plus an additional 7 1/2% of the par value per annum compounded monthly from the date of issuance. There is no mandatory redemption required on the 1994 Series B Preferred.

     On June 19, 1995, the Company sold 1,500,000 shares of its Series 1995 Convertible Preferred Stock, $10 par value per share (the "Series 1995 Preferred"), in a private placement for $15.0 million. The Series 1995 Preferred bears quarterly dividends at the rate of $0.225 on each outstanding share (9% per annum of the par value). Dividends are payable quarterly in cash or shares of the Company's common stock, at the election of the Company. On June 30, 2000 and on each June 30, thereafter, so long as any shares of the Series 1995 Preferred are outstanding, the Company is obligated to redeem 300,000 shares of the Series 1995 Preferred at $10.00 per share plus accrued and unpaid dividends. The mandatory redemption price may be paid either in cash or in shares of common stock, at the option of the Company. The holders of the Series 1995 Preferred have the option to convert all or any part of such shares into shares of common stock of the Company at any time at the initial conversion price of $5.25 per share of common stock, subject to adjustment. The Company has the option to redeem the shares of Series 1995 Preferred after providing the holders of the Series 1995 Preferred a specified rate of return on the initial purchase.

  STOCK OPTIONS AND WARRANTS

     On July 16, 1991, the Company's stockholders approved the 1991 Long-Term Incentive Plan (the "Incentive Plan") for the Company's management including officers, directors and managerial employees. The Incentive Plan authorizes the grant of non-qualified stock options and incentive stock options and the grant of restricted stock to key executives of the Company. As of December 31, 1995, the Incentive Plan provided for future awards of stock options or restricted stock grants of up to 529,000 shares of common stock plus 10% of any future issuances of common stock.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

     Non-qualified stock options awarded under the Incentive Plan are summarized below:

                                                                          EXERCISE PRICE
                                                                     -------------------------
                                                                     $2.00     $2.50     $3.00
                                                                     -----     -----     -----
                                                                          (IN THOUSANDS)
    Outstanding at December 31, 1992...............................   625        --        --
    Granted in 1993................................................    --       196        85
    Exercised in 1993..............................................   (20)      (17)       --
    Forfeited in 1993..............................................   (80)       --        --
                                                                      ---       ---       ---
    Outstanding at December 31, 1993...............................   525       179        85
                                                                      ---       ---       ---
    Exercised in 1994..............................................    --       (21)      (15)
    Forfeited in 1994..............................................    --       (49)       --
                                                                      ---       ---       ---
    Outstanding at December 31, 1994...............................   525       109        70
                                                                      ---       ---       ---
    Granted in 1995................................................    --        --        98
    Exercised in 1995..............................................    --       (10)       --
                                                                      ---       ---       ---
    Outstanding at December 31, 1994...............................   525        99       168
                                                                      ===       ===       ===
    Exercisable at December 31, 1995...............................   387        84       168
                                                                      ===       ===       ===

     The Company also has stock purchase warrants outstanding that were issued in connection with oil and gas property acquisitions and certain other transactions. In addition, the Company has stock purchase options outstanding issued to a former officer of the Company. The following table summarizes stock purchase warrants and options outstanding at December 31, 1995, other than those issued under the Incentive Plan:

                NUMBER
 NUMBER        OF SHARES      EXERCISE
OF SHARES     EXERCISABLE      PRICE       EXPIRATION DATE
---------     -----------     --------     ---------------
     (IN THOUSANDS)
    135            135         $ 5.75            June 1997
    200            200           2.75           March 1998
    200            200           3.00           March 1998
    150            100           2.25           March 1998
    218            218           5.00         October 1999
     62             62           5.00        November 1999
    224            224           5.00        December 1999
  -----          -----
  1,189          1,139
  =====          =====

  RESTRICTED STOCK GRANTS

     Under the Incentive Plan, officers and managerial employees of the Company may be granted a right to receive shares of the Company's common stock without cost to the employee. The shares vest over a ten-year period with credit given for past service rendered to the Company.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

     The following is a summary of shares of restricted common stock awarded under the Incentive Plan:

                                                                   1993      1994      1995
                                                                   ---       ---       ---
                                                                        (IN THOUSANDS)
    Outstanding at beginning of year.............................  390       330       330
    Cancelled or expired.........................................  (60)       --        --
                                                                   ---       ---       ---
    Outstanding at end of year...................................  330       330       330
                                                                   ===       ===       ===
    Vested shares................................................  195       225       255
                                                                   ===       ===       ===

     A provision for the restricted stock grants is made ratably over the vesting period. Compensation expense recognized for restricted stock grants was $49,000, $41,000 and $41,000 for the years ended December 31, 1993, 1994 and
1995, respectively.

(10) INCOME TAXES

     Deferred tax assets (liabilities) at December 31, 1994 and 1995 are comprised of the following:

                                                                     1994           1995
                                                                    -------       --------
                                                                        (IN THOUSANDS)
    Net deferred tax asset
      Property and equipment......................................  $(5,079)      $  2,548
      Net operating loss carryforwards............................    9,250         10,544
      Valuation allowance.........................................   (4,171)       (13,092)
                                                                    -------       --------
                                                                    $    --       $     --
                                                                    =======       ========

     No income tax provision was recognized in 1993, 1994 or 1995 due to the availability of net operating loss carryforwards to offset any current or deferred income tax liabilities.

     Prior to November 17, 1993, Stanford was a Subchapter S corporation and, as a result, the income or loss of Stanford for the period from Stanford's inception to November 17, 1993, for income tax purposes, is includable in the tax returns of the Stanford stockholders. Accordingly, no recognition has been given to income taxes relating to the operations of Stanford from August 31, 1992 to November 17, 1993 in the accompanying financial statements. Prior to the merger, Stanford paid $1,152,000 in distributions to its shareholders in 1993. Such distributions were based on the estimated income tax liability that the Stanford shareholders had as a result of their ownership in Stanford.

     The Company has net operating loss carryforwards of approximately $31.0 million as of December 31, 1995, for income tax reporting purposes which expire in varying amounts from 2001 to 2010. The utilization of a portion of the net operating loss carryforwards is limited in a given year due to ownership changes which have occurred.

(11) RELATED PARTY TRANSACTIONS


     The Company serves as general partner of Comstock DR-II Oil & Gas Acquisition Limited Partnership ("Comstock DR-II"). For 1993, 1994 and 1995 the Company received $87,000 in management fees each year from Comstock DR-II and earned acquisition fees from Comstock DR-II of approximately $180,000 and $56,000 in 1993 and 1994, respectively. Included in accounts receivable in the accompanying financial statements is approximately $208,000 and $380,000 receivable from Comstock DR-II at December 31, 1994 and 1995, respectively.


     From October through December 1994, the Company purchased an additional 17% working interest in the Bivins Ranch lease covering certain oil and gas properties in the Texas Panhandle field from certain of the

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

Company's shareholders, including trusts for the benefit of two of the Company's directors' family members, certain relatives of one of the Company's directors and other unaffiliated investors. The Company paid for the purchase of such interests by assuming outstanding joint interest payables on the properties aggregating $186,000, paying $365,000 in cash and by granting the sellers options to purchase an aggregate of 503,557 shares of the Company's common stock at a price of $5.00 per share. The options expire five years from the date of grant.

     Beginning on August 1, 1995, the Company became the managing general partner and acquired a 20.31% limited partner interest in Crosstex Pipeline Partners, Ltd. ("Crosstex"). The Company received $39,000 in fees for management and construction services provided to Crosstex in 1995. In addition, Crosstex reimbursed the Company $104,000 for direct expenses incurred in connection with managing Crosstex. Crosstex transports natural gas and sells natural gas to the Company. In 1995 the Company had $546,000 in natural gas purchases from Crosstex and paid $158,000 to Crosstex for transportation.

     Included in accounts payable and accrued natural gas purchases in the accompanying financial statements at December 31, 1995 is approximately $381,000 payable to Crosstex. Included in accounts receivable in the accompanying financial statements at December 31, 1995 is approximately $57,000 receivable from Crosstex.

(12) PRICE RISK MANAGEMENT

     The Company periodically uses derivative financial instruments to manage natural gas price risk. The Company's realized gains and losses attributable to its price risk management activities are as follows:

                                                                 1994     1995
                                                                 ----     ----
                                                                (IN THOUSANDS)
    OIL AND GAS PRODUCING ACTIVITIES
      Realized Gains...........................................  $726     $913
      Realized Losses..........................................  $  9     $ 28
    GAS GATHERING, PROCESSING AND MARKETING ACTIVITIES
      Realized Gains...........................................  $ 15     $895
      Realized Losses..........................................  $ 30     $373

     Set forth below is the contract amount and terms of all instruments held for price risk management purposes at December 31, 1994 and 1995:

  OIL AND GAS PRODUCING ACTIVITIES

YEAR           INSTRUMENT               QUANTITY             PRICE              REMAINING TERM
----     -----------------------     ---------------     --------------     -----------------------
1994     Natural Gas Price Swaps     9,087,434 MMBtu              $2.00     Jan. 1995 to Nov. 1999
1995     --                                     None                 --     --

  GAS MARKETING ACTIVITIES

YEAR           INSTRUMENT               QUANTITY             PRICE              REMAINING TERM
----     -----------------------     ---------------     --------------     -----------------------
1994     Natural Gas Price Swaps     1,670,000 MMBtu     $1.57 to $2.06     Jan. 1995 to Oct. 1995
1995     Natural Gas Price Swaps       533,000 MMBtu     $1.63 to $1.80     Jan. 1996 to Aug. 1996

     During 1995, the Company settled open swap positions relating to term January 1996 to November 1999 and received a $430,000 cash payment. This amount is reflected as deferred revenue in the accompanying balance sheet at December 31, 1995.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

     During the first quarter of 1996, the Company entered into natural gas price swap agreements to hedge 2,905,000 MMBtu of its natural gas production during the term March 1996 to December 1996 at an average price of $1.90 per MMBtu.

(13) INDUSTRY SEGMENT INFORMATION

     Beginning in June 1994, the Company operates in two business segments, all in the United States, as follows:

     Oil and Gas. The Company is engaged in the acquisition, development and production of oil and natural gas.

     Gas Gathering, Processing and Marketing. The Company markets natural gas and gathers, processes and transports natural gas through its facilities.

     Financial information by industry segment is as follows:

                                                                       1994         1995
                                                                      -------     --------
                                                                         (IN THOUSANDS)
    Revenues:
      Oil and gas...................................................  $16,855     $ 22,091
      Gas marketing, processing and gathering(1)....................   15,029       50,678
                                                                      -------     --------
                                                                      $31,884     $ 72,769
                                                                      =======     ========
    Operating Profit (Loss):
      Oil and gas(2)................................................  $ 3,607     $(22,763)
      Gas marketing, processing and gathering(2)....................      490        1,440
                                                                      -------     --------
                                                                      $ 4,097     $(21,323)
                                                                      =======     ========
    Identifiable Assets:
      Oil and gas...................................................  $76,842     $ 99,661
      Gas marketing, processing and gathering.......................    1,005        2,322
                                                                      -------     --------
                                                                      $77,847     $101,983
                                                                      =======     ========
    Capital Expenditures:
      Oil and gas...................................................  $15,066     $ 59,759
      Gas marketing, processing and gathering.......................    1,099        2,009
                                                                      -------     --------
                                                                      $16,165     $ 61,768
                                                                      =======     ========
    Depreciation, Depletion and Amortization:
      Oil and gas...................................................  $ 7,149     $  8,277
      Gas marketing, processing and gathering.......................        8          120
                                                                      -------     --------
                                                                      $ 7,157     $  8,397
                                                                      =======     ========

---------------

(1) Intersegment revenues which are not included in gas marketing and gathering revenues were $2,033,000 in 1994 and $7,788,000 in 1995.
(2) Total interest expense and total general and administrative expense are not allocated to the segments.

     Sales to one purchaser of the Company's natural gas production accounted for 43% and 21% of total oil and gas sales in 1993 and 1994, respectively. Sales to this natural gas purchaser also accounted for 28% and 18% of gas marketing sales in 1994 and 1995, respectively. No single purchaser accounted for more than 10% of oil and gas sales in 1995.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

(14) OIL AND GAS RESERVES INFORMATION (UNAUDITED)

     The estimates of proved oil and gas reserves utilized in the preparation of the financial statements were estimated by independent petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared under existing economic and operating conditions with no provision for price and cost escalation except by contractual agreement. All of the Company's reserves are located onshore in or offshore to the continental United States.

     Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods indicated or that prices and costs will remain constant. There can be no assurance that actual production will equal the estimated amounts used in the preparation of reserve projections.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those shown below. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may justify revisions. Accordingly, reserve estimates are often materially different from the quantities of oil and gas that are ultimately recovered. Reserve estimates are integral in management's analysis of impairments of oil and gas properties and the calculation of depreciation, depletion and amortization on those properties.

     The following unaudited table sets forth proved oil and gas reserves at December 31, 1993, 1994 and 1995:

                                              1993                 1994                  1995
                                       ------------------    -----------------    ------------------
                                         OIL        GAS        OIL       GAS        OIL        GAS
                                       (MBBLS)    (MMCF)     (MBBLS)    (MMCF)    (MBBLS)    (MMCF)
                                       -------    -------    -------    ------    -------    -------
                                                              (IN THOUSANDS)
Proved Reserves:
  Beginning of year..................   2,259      76,061     6,111     74,363     5,119      92,840
     Revisions of previous
       estimates.....................   1,776     (16,703)   (1,135 )   (3,301)   (2,843 )   (18,810)
     Extensions and discoveries......      --          --        19     4,453         --          --
     Purchases of minerals in
       place(1)......................   2,512      25,117       388     23,466     1,859     108,432
     Sales of minerals in place......    (158)     (2,838)       (1 )     (84 )       --          --
     Production(2)...................    (278)     (7,274)     (263 )   (6,057)     (356 )    (9,297)
                                        -----     -------    ------     ------    ------     -------
  End of year........................   6,111      74,363     5,119     92,840     3,779     173,165
                                        =====     =======    ======     ======    ======     =======
Proved Developed Reserves:
  Beginning of year..................     816      32,195     1,655     42,909     1,504      62,827
                                        -----     -------    ------     ------    ------     -------
  End of year........................   1,655      42,909     1,504     62,827     2,562     130,375
                                        =====     =======    ======     ======    ======     =======

---------------

(1) 1994 purchases of minerals in place include the repurchase of a volumetric production payment of 10,722,000 Mcf.

(2) Excludes 1,240,000 and 456,000 Mcf of gas production delivered to a major natural gas company under a volumetric production payment in 1993 and 1994, respectively.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

     Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves at December 31, 1994 and 1995:

                                                                          1994         1995
                                                                        --------     ---------
                                                                            (IN THOUSANDS)
Cash Flows Relating to Proved Reserves:
  Future Cash Flows...................................................  $243,811     $ 426,131
  Future Costs:
     Production.......................................................   (73,899)     (121,727)
     Development......................................................   (25,366)      (39,462)
                                                                        --------     ---------
  Future Net Cash Flows Before Income Taxes...........................   144,546       264,942
  Future Income Taxes.................................................   (17,028)      (45,175)
                                                                        --------     ---------
  Future Net Cash Flows...............................................   127,518       219,767
  10% Discount Factor.................................................   (49,037)      (73,261)
                                                                        --------     ---------
Standardized Measure of Discounted Future Net Cash Flows..............  $ 78,481     $ 146,506
                                                                        ========     =========

     Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves for the years ended December 31, 1993, 1994 and 1995:

                                                               1993         1994         1995
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Standardized Measure, Beginning of Year....................  $ 45,335     $ 60,757     $ 78,481
  Net Change in Sales Price, Net of Production Costs.......    (4,047)      (3,392)       9,450
  Development Costs Incurred During the Year Which Were
     Previously Estimated..................................        --          347          822
  Revisions of Quantity Estimates..........................    (4,062)      (6,457)     (30,298)
  Accretion of Discount....................................     4,545        6,095        7,874
  Changes in Future Development Costs......................     9,545        2,695       13,248
  Changes in Timing and Other..............................    (7,425)      (2,883)      (2,590)
  Extensions and Discoveries...............................        --        3,582           --
  Purchases of Reserves In Place...........................    32,551       28,083       85,706
  Sales of Reserves In Place...............................    (2,073)         (84)          --
  Sales, Net of Production Costs...........................   (13,529)     (10,194)     (14,664)
  Net Changes in Income Taxes..............................       (83)         (68)      (1,523)
                                                             --------     --------     --------
Standardized Measure, End of Year..........................  $ 60,757     $ 78,481     $146,506
                                                             ========     ========     ========

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                     DECEMBER 31     SEPTEMBER 30,
                                                                        1995             1996
                                                                     -----------     -------------
                                                                                      (UNAUDITED)
Cash and Cash Equivalents..........................................   $   1,917        $  11,119
Accounts Receivable:
  Oil and gas sales................................................       5,385           12,532
  Gas marketing sales..............................................       8,451            7,863
  Joint interest operations........................................       1,230            1,685
Other Current Assets...............................................         264              323
                                                                       --------         --------
          Total current assets.....................................      17,247           33,522
                                                                       --------         --------
Property and Equipment:
  Oil and gas properties, successful efforts method................     154,844          248,719
  Other............................................................       2,717            2,777
  Accumulated depreciation, depletion and amortization.............     (55,445)         (63,263)
                                                                       --------         --------
          Net property and equipment...............................     102,116          188,233
                                                                       --------         --------
Other Assets.......................................................         736              628
                                                                       --------         --------
                                                                      $ 120,099        $ 222,383
                                                                       ========         ========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Portion of Long-term Debt..................................   $  18,677        $     171
Accounts Payable and Accrued Expenses..............................      16,511           22,049
                                                                       --------         --------
          Total current liabilities................................      35,188           22,220
                                                                       --------         --------
Long-term Debt, less current portion...............................      53,134          150,009
Deferred Revenue...................................................         430              108
Other Noncurrent Liabilities.......................................       1,219            1,096
Stockholders' Equity:
  Preferred stock -- $10.00 par, 5,000,000 shares authorized;
     1,500,000 and 3,100,000 shares outstanding at September 30,
     1996 and December 31, 1995, respectively......................      31,000           15,000
  Common stock -- $.50 par, 30,000,000 shares authorized;
     17,340,742 and 12,926,672 shares outstanding at September 30,
     1996 and December 31, 1995, respectively......................       6,463            8,670
  Additional paid-in capital.......................................      38,183           55,154
  Retained deficit.................................................     (45,444)         (29,832)
  Less: Deferred compensation -- restricted stock grants...........         (74)             (42)
                                                                       --------         --------
          Total stockholders' equity...............................      30,128           48,950
                                                                       --------         --------
                                                                      $ 120,099        $ 222,383
                                                                       ========         ========

        The accompanying notes are an integral part of these statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
                                  (UNAUDITED)


                                                                            1995        1996
                                                                           -------     -------
                                                                              (IN THOUSANDS
                                                                            EXCEPT PER SHARE
                                                                           AMOUNTS)
Revenues:
  Oil and gas sales......................................................  $14,254     $45,517
  Gas marketing sales....................................................   34,786      67,574
  Gas gathering and processing...........................................      454         540
  Gain on sales of property..............................................    2,608       1,506
  Other income...........................................................      206         455
                                                                           -------     -------
       Total revenues....................................................   52,308     115,592
                                                                           -------     -------
Expenses:
  Oil and gas operating..................................................    4,803       9,673
  Natural gas purchases..................................................   33,974      66,104
  Gas gathering and processing...........................................      135         197
  Exploration............................................................       --         285
  Depreciation, depletion and amortization...............................    6,114      12,809
  General and administrative, net........................................    1,448       1,546
  Interest...............................................................    3,574       7,619
                                                                           -------     -------
       Total expenses....................................................   50,048      98,233
                                                                           -------     -------
Income before income taxes...............................................    2,260      17,359
Provision for income taxes...............................................       --          --
                                                                           -------     -------
Net income...............................................................    2,260      17,359
Preferred stock dividends................................................   (1,267)     (1,747)
                                                                           -------     -------
Net income attributable to common stock..................................  $   993     $15,612
                                                                           =======     =======
Net income attributable to common stock per share --
  Primary................................................................  $  0.08     $  1.04
                                                                           =======     =======
  Fully diluted..........................................................              $  0.82
                                                                                       =======
Weighted average number of common shares and common stock equivalent shares outstanding --
  Primary................................................................   12,843      15,014
                                                                           =======     =======
  Fully diluted..........................................................               21,246
                                                                                       =======


        The accompanying notes are an integral part of these statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)

                                                                                   DEFERRED
                                                         ADDITIONAL   RETAINED   COMPENSATION-
                                     PREFERRED  COMMON    PAID-IN     EARNINGS    RESTRICTED
                                      STOCK     STOCK     CAPITAL     (DEFICIT)  STOCK GRANTS     TOTAL
                                     --------   ------   ----------   --------   -------------   -------
                                                               (IN THOUSANDS)
Balance at December 31, 1995.......  $ 31,000   $6,463    $ 38,183    $(45,444)      $ (74)      $30,128
  Conversion of preferred stock....   (16,000)  1,750       14,250          --          --            --
  Issuance of common stock.........        --     457        2,721          --          --         3,178
  Restricted stock grants..........        --      --           --          --          32            32
  Net income attributable
     to common stock...............        --      --           --      15,612          --        15,612
                                     --------   ------     -------    --------        ----        ------
Balance at September 30, 1996......  $ 15,000   $8,670    $ 55,154    $(29,832)      $ (42)      $48,950
                                     ========   ======     =======    ========        ====        ======

        The accompanying notes are an integral part of these statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30
                                  (UNAUDITED)

                                                                          1995         1996
                                                                        --------     ---------
                                                                           (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................................................  $  2,260     $  17,359
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Compensation paid in common stock................................       144           185
     Depreciation, depletion and amortization.........................     6,114        12,809
     Deferred revenue.................................................       430          (322)
     Exploration......................................................        --           285
     Gain on sales of property........................................    (2,608)       (1,506)
                                                                        --------     ---------
          Working capital provided by operations......................     6,340        28,810
  Increase in accounts receivable.....................................    (1,783)       (7,015)
  (Increase) decrease in other current assets.........................        29           (58)
  Increase (decrease) in accounts payable and accrued expenses........    (1,590)        5,538
                                                                        --------     ---------
  Net cash provided by operating activities...........................     2,996        27,275
                                                                        --------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures and acquisitions...............................   (59,708)     (106,668)
  Proceeds from sales of properties...................................     2,995         8,948
                                                                        --------     ---------
  Net cash used for investing activities..............................   (56,713)      (97,720)
                                                                        --------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from preferred stock issuance..............................    15,000            --
  Dividends paid on preferred stock...................................        --          (428)
  Proceeds from common stock issuance.................................        25         1,720
  Stock issuance costs................................................       (90)          (15)
  Borrowings..........................................................    58,403       172,150
  Principal payments on debt..........................................   (22,077)      (93,780)
                                                                        --------     ---------
     Net cash provided by financing activities........................    51,261        79,647
                                                                        --------     ---------
     Net increase (decrease) in cash and cash equivalents.............    (2,456)        9,202
     Cash and cash equivalents, beginning of year.....................     3,425         1,917
                                                                        --------     ---------
     Cash and cash equivalents, end of period.........................  $    969     $  11,119
                                                                        ========     =========

        The accompanying notes are an integral part of these statements.

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1996 AND 1995
                                  (UNAUDITED)

(1) SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     In management's opinion, the accompanying consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position of Comstock Resources, Inc. and subsidiaries (the "Company") as of September 30, 1996 and the related results of operations for the nine months ended September 30, 1995 and 1996 and cash flows for the nine months ended September 30, 1995 and 1996.

     The accompanying unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the Company's financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

     The results of operations for the nine months ended September 30, 1995 and 1996, are not necessarily an indication of the results expected for the full year.

  SUPPLEMENTARY INFORMATION WITH RESPECT TO THE STATEMENTS OF CASH FLOWS

     The Company paid cash for interest of $3,574,000 and $7,349,000 during the nine months ended September 30, 1995 and 1996, respectively. No cash for income taxes was paid in the nine months ended September 30, 1995 and 1996.

     The following is a summary of the significant noncash investing and financing activities:

                                                                      FOR THE NINE MONTHS
                                                                      ENDED SEPTEMBER 30,
                                                                     ---------------------
                                                                      1995           1996
                                                                     ------         ------
                                                                        (IN THOUSANDS)
    Common stock issued for director compensation..................  $  113         $  154
    Common stock issued for preferred stock dividends..............  $1,267         $1,319

  EARNINGS PER SHARE

     Net income attributable to common stock represents net income less preferred stock dividend requirements of $1,267,000 and $1,747,000 for the nine months ended September 30, 1995 and 1996, respectively. Net income attributable to common stock per share is computed by dividing net income attributable to common stock by the weighted average number of common shares and common stock equivalents outstanding during each period. Common stock equivalents include, when applicable, dilutive stock options and warrants using the treasury stock method. Fully diluted net income attributable to common stock per share includes the dilutive effect of the Company's convertible preferred stock using the "if converted" method and dilutive stock options and warrants using the treasury stock method.

(2) OIL & GAS PROPERTY ACQUISITION

     On May 1 and May 2, 1996, the Company completed a $104 million purchase of working interests in the Double A Wells field in Polk County, Texas. The Company acquired 100% of the capital stock of Black Stone

                   COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1996 AND 1995
                                  (UNAUDITED)

Oil Company, the operator of the field, together with additional interests held by other working interest owners in nineteen producing oil and gas properties as well as interests in adjacent undeveloped oil and gas leases. The interests were acquired effective January 1, 1996. Accordingly, revenues from the properties net of operating and development costs attributable to the period January 1, 1996 to April 30, 1996 were recorded as a reduction of the purchase price paid for the properties. The net proved oil and natural gas reserves attributable to the interests acquired are estimated at 5.3 million barrels of oil and 98.5 billion cubic feet of natural gas as of January 1, 1996.

(3) LONG-TERM DEBT

     In connection with the $104 million oil and gas property acquisition closed in May 1996, the Company entered into a $176 million credit facility with two banks, consisting of a $166 million revolving credit commitment and a $10 million short-term bridge loan. The new revolving credit facility converts to a two year term loan on May 1, 1999. The Company financed the $104 million acquisition and refinanced $68.7 million outstanding under its existing bank credit facility with borrowings under the new bank credit facility. On May 15, 1996, the Company repaid the $10 million bridge loan primarily from proceeds from certain asset sales. On August 13, 1996, the Company refinanced the $166 million credit facility with a syndication of eleven banks in which The First National Bank of Chicago serves as agent. The new revolving credit facility will convert to a term loan on August 13, 1999. The term loan is to be repaid in consecutive quarterly installments of 5% of the original outstanding principal balance with the final balance due in full on August 13, 2001.

     As of September 30, 1996, the Company had $150 million outstanding under the new bank revolving credit facility. Borrowings under the new bank credit facility cannot exceed a borrowing base determined semiannually by the banks. The borrowing base at September 30, 1996 was $166 million. Amounts outstanding under the new bank credit facility bear interest at a floating rate based on The First National Bank of Chicago's base rate (as defined) plus 1/2% or, at the Company's option, at a fixed rate for up to six months based on the London Interbank Offered Rate ("LIBOR") plus 1.25% to 2% depending upon the utilization of the available borrowing base. As of September 30, 1996, the Company had placed the outstanding advances under the revolving credit facility under fixed rate loans based on LIBOR at an average rate of approximately 7.56% per annum.

(4) SALE OF OIL AND GAS PROPERTIES

     In May 1996, the Company sold certain oil and gas properties for approximately $8.9 million. The properties sold include interests in 145 producing wells located in Oklahoma, Arkansas, Nebraska and Kansas as well as the Company's interests in the Chapman Ranch field in South Texas. The properties sold were non-strategic assets to the Company and were located out of the Company's primary operating areas. A gain from the sales of $1.5 million is included in the accompanying statement of operations.

(5) CONVERSION OF PREFERRED STOCK TO COMMON STOCK

     On July 11, 1996, the Company redeemed the 1,000,000 shares of the 1994 Series B Convertible Preferred Stock, $10 par value per share, by issuing 2,000,000 shares of common stock of the Company. The conversion of the 1994 Series B Convertible Preferred Stock into common stock will reduce the dividends paid on the preferred stock in the future by $625,000 per annum.

     On September 16, 1996 the holders of the Series 1994 Convertible Preferred Stock, converted all of the shares of the Series 1994 Convertible Preferred Stock, $10 par value per share, into 1,500,000 shares of common stock of the Company. The conversion of the Series 1994 Convertible Preferred Stock into common stock will reduce the dividends paid on the preferred stock in the future by $540,000 per annum.

                                                                      APPENDIX A

                        LEE KEELING AND ASSOCIATES, INC.
                             PETROLEUM CONSULTANTS
                             3500 FIRST PLACE TOWER
                               15 EAST 5TH STREET
                         TULSA, OKLAHOMA 74103-4350 USA
                                 (918) 587-5521
                               FACSIMILE 587-2881

                                October 23, 1996

Comstock Resources, Inc.
Occidental Tower, Suite 1000
5005 LBJ Freeway
Dallas, Texas 75244

Attention: Mr. M. Jay Allison,
           President and C.E.O.

                  Re: Comstock Resources, Inc.
                    Combination of Appraisals

Gentlemen:

     Lee Keeling and Associates, Inc. has prepared appraisals of interests owned by Comstock Resources, Inc. A report, dated February 28, 1996, includes interests owned as of January 1, 1996. A second report, dated May 1, 1996, includes interests acquired in the Black Stone Oil Company acquisition. A third report, dated May 9, 1996, includes properties divested of by Comstock in early 1996. The effective date of all reports is January 1, 1996. The results of the third report were deducted from the sum of the first and the second reports. Exhibit No. 1 shows the results of each individual report and the three reports are summarized as follows:

                                       ESTIMATED REMAINING              FUTURE NET REVENUE
                                          NET RESERVES            ------------------------------
                                    -------------------------                      PRESENT VALUE
               RESERVE                 OIL            GAS                          DISCOUNTED @
            CLASSIFICATION           (BBLS)          (MCF)           TOTAL              10%
    ------------------------------  ---------     -----------     ------------     -------------
    Proved Developed
      Producing...................  4,767,318     125,750,596     $258,248,002     $ 168,944,248
      Non-Producing...............    878,525      19,045,845       46,274,021        27,663,908
      Behind-Pipe.................    551,958      45,102,874       70,484,163        25,620,748
    Proved Undeveloped
      Primary.....................  2,272,709      67,222,672      117,769,935        64,177,615
                                    ---------     -----------     ------------     -------------
              Total All
                Reserves..........  8,470,510     257,121,987     $492,776,121     $ 286,406,519
                                     ========      ==========      ===========       ===========


     Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the appraised interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value. With the exception of the properties included in the Bois D'Arc acquisition, no provision has been made for the cost of plugging and abandoning the properties nor for the value of salvable equipment. The Bois D'Arc acquisition is comprised of off-shore properties for which abandonment charges must be considered.


     No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Neither has an attempt been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

CLASSIFICATION OF RESERVES

     Reserves attributed to the appraised leases have been classified as "proved developed producing," "proved developed non-producing," "proved developed behind-pipe" and "proved undeveloped primary."

     Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods. This category may also include recently completed shut-in gas wells scheduled for connection to a pipeline in the near future.

     Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones capable of producing but which are shut-in because no market outlet exists at the present time or whose date of connection to a pipeline is uncertain.

     Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells which are considered proved by virtue of successful testing or production in offsetting wells.

     Proved Undeveloped Primary Reserves are those reserves attributable to wells to be drilled at locations which can be anticipated with a high degree of certainty.

ESTIMATION OF RESERVES

  Comstock Year-End

     The majority of the appraised wells have been producing for a considerable length of time. Reserves attributable to wells with a well-defined production and/or pressure decline trend were based upon extrapolation of that trend to an economic limit and/or abandonment pressure.

     Reserves anticipated from new wells were based upon volumetric calculations or analogy with similar properties which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas/oil ratios, water production, pressures, and other pertinent factors were considered in the estimations of these reserves.

     Reserves assigned to behind-pipe zones have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

  Black Stone Oil Company Acquisition

     As of January 1, 1996, eighteen wells had been drilled and completed in the Double A Wells Field. Sixteen were producing with the remaining two scheduled to begin producing in the next few weeks. The first wells began producing in 1988 and the most recent, early in January, 1996. Performance of the wells has established the presence of four compartments or pressure regimes. These compartments are identified as groups and the number of wells in each group and cumulative recovery are as follows:

                                                                        CUMULATIVE RECOVERY
                                                                      ------------------------
                          GROUP                         PRODUCING        OIL           GAS
                      (COMPARTMENT)                       WELLS        (BBLS)         (MCF)
    --------------------------------------------------  ---------     ---------     ----------
    Trostman..........................................       5          325,900     19,688,700
    A/C 2+4...........................................       2          978,000     10,914,505
    Jackson...........................................       1          145,400      2,311,600
    New Carter Group..................................       8*       1,445,900     24,100,300
                                                            --
                                                                      ---------     ----------
              Total...................................      16        2,895,200     57,015,105
                                                            ==        =========     ==========

---------------

*   Includes one well on line January, 1996.

     The Trostman wells are all producing below the dew point and all have well-established production decline trends. Reserves attributable to these wells have been estimated by extrapolation of established production decline trends with consideration given to bottom-hole pressure versus cumulative recovery relationships.

     A/C 2+4 wells are still producing above the dew point and reserves have been estimated by extrapolation of bottom-hole pressure versus cumulative recovery relationships to an abandonment pressure. Liquid reserves have been based on fluid analysis (PVT) data.

     The single Jackson well reserves have been estimated by extrapolation of the production decline curve to an economic limit.

     New Carter Group reserves were estimated by extrapolation of the composite reservoir bottom-hole pressure versus cumulative-recovery relationship to an abandonment pressure. Gas-in-place volumes so determined were confirmed by volumetric calculations. Reservoir pressure is considerably above the dew point and liquid reserve assignments have been based on fluid analysis data. Reserves were allocated to the individual producing wells on the basis of productive capacities and net pay thicknesses.

     Estimation of the New Carter Group reserves were revised upward from those in the first appraisal to recognize additional pay volumes revealed by the drilling of Champion "C" No. 2. This well was drilled subsequent to the effective date of the appraisal but the reserves attributable to it are still classified as "proved undeveloped."

     Initial producing rates of certain wells were also adjusted, upward or downward, to more accurately reflect actual field conditions.

     Allocations of reserves to the two shut-in wells were made on the basis of indicated productivity and net pay thickness. It is anticipated that three additional wells will be drilled in the next one-to-two years. (This includes Champion "C" No. 2.) Reserves allocated to these wells have been based on anticipated productive capacities, net pay thicknesses and by analogy to nearby wells.

  Gothic/Shell Divestiture

     Properties included in the Gothic Energy or Mid-Continent Divestiture involve approximately 125 properties in the states of Arkansas, Kansas, Nebraska and Oklahoma. The sale to Shell involved the "Chapman Wells" and included one producing well plus one well to which behind-pipe reserves had been assigned. Proved undeveloped reserves had been assigned to two locations on the properties sold to Shell.

     The proved reserves included in this report conform to the applicable definition promulgated by the Securities and Exchange Commission.

FUTURE NET REVENUE

  Oil Income

     Income from the sale of oil for the various areas was estimated using an initial price of $18.00 per barrel as requested by Comstock Resources, Inc. This price was held constant throughout the life of each property. Provisions were made for state severance and ad valorem taxes where applicable.

  Gas Income

     Income from the sale of gas was based upon current gas prices being received for gas sold from each well as provided by the staff of Comstock Resources, Inc. These prices were held constant throughout the life of each property. Adjustments were made for state severance and ad valorem taxes where applicable.

  Operating Expenses

     Operating expenses were based upon actual operating costs charged by the respective operators as supplied by the staff of Comstock Resources, Inc. or were based upon the actual experience of the operators in the respective areas. For leases operated by Comstock Resources, Inc., monthly lease operating expenses do not include overhead charges. All expenses have been held constant throughout the life of each lease.

  Future Expenses and Abandonment Costs

     Future expenses required for drilling and recompletion and abandonment costs for the off-shore properties have been estimated by Comstock Resources, Inc. These costs have been held constant from current estimates.

GENERAL

     Information upon which this appraisal has been based was furnished by the staff of Comstock Resources, Inc. or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the appraised properties.

     This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

     The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the appraised properties may vary from the estimates contained in this report.

     The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

     We appreciate this opportunity to be of service to you.

                                        Very truly yours,

                                        /s/ LEE KEELING AND ASSOCIATES, INC.

                                        Lee Keeling and Associates, Inc.

                                                                       EXHIBIT 1

                            COMSTOCK RESOURCES, INC.

                        EFFECTIVE DATE: JANUARY 1, 1996

                                                                            FUTURE NET REVENUE
                                             ESTIMATED REMAINING       ----------------------------
                                                 NET RESERVES                            PRESENT
                                           ------------------------                       VALUE
                 RESERVE                      OIL           GAS                        DISCOUNTED @
             CLASSIFICATION                (BARRELS)       (MCF)          TOTAL            10%
-----------------------------------------  ---------    -----------    ------------    ------------
                                                              COMSTOCK YEAR-END
                                           --------------------------------------------------------
Proved Developed
  Producing..............................  1,937,217     79,473,369    $129,075,012    $ 88,404,387
  Non-Producing..........................     40,987      5,702,758       8,436,278       5,418,416
  Behind-Pipe............................    584,277     45,199,146      70,922,471      25,859,631
Proved Undeveloped
  Primary................................  1,216,548     42,790,071      56,508,325      28,609,998
                                           ---------     ----------    ------------    ------------
          Total Comstock Year-End
            All Reserves.................  3,779,029    173,165,344    $264,942,086    $148,292,432
                                           =========     ==========    ============    ============
                                                     BLACK STONE OIL COMPANY ACQUISITION
                                           --------------------------------------------------------
Proved Developed
  Producing..............................  2,956,891     55,488,025    $140,634,083    $ 86,939,813
  Non-Producing..........................    837,538     15,342,921      39,300,581      22,897,605
Proved Undeveloped
  Primary................................  1,507,203     27,717,843      68,677,321      38,751,015
                                           ---------     ----------    ------------    ------------
          Total Black Stone Oil Company
            Acquisition All Reserves.....  5,301,632     98,548,789    $248,611,985    $148,588,433
                                           =========     ==========    ============    ============
                                                           GOTHIC/SHELL DIVESTITURE
                                           --------------------------------------------------------
Proved Developed
  Producing..............................    126,790      9,210,798    $ 11,461,093    $  6,399,952
  Non-Producing..........................          0      1,999,834       1,462,838         652,113
  Behind-Pipe............................     32,319         96,332         438,308         238,883
Proved Undeveloped
  Primary................................    451,042      3,285,242       7,415,711       3,183,398
                                           ---------     ----------    ------------    ------------
          Total Gothic/Shell Divestiture
            All Reserves.................    610,151     14,592,206    $ 20,777,950    $ 10,474,346
                                           =========     ==========    ============    ============
                                                   TOTAL RESERVES -- COMBINATION APPRAISALS
                                           --------------------------------------------------------
Proved Developed
  Producing..............................  4,767,318    125,750,596    $258,248,002    $168,944,248
  Non-Producing..........................    878,525     19,045,845      46,274,021      27,663,908
  Behind-Pipe............................    551,958     45,102,874      70,484,163      25,620,748
Proved Undeveloped
  Primary................................  2,272,709     67,222,672     117,769,935      64,177,615
                                           ---------     ----------    ------------    ------------
          Total-Combination Appraisal
            All Reserves.................  8,470,510    257,121,987    $492,776,121    $286,406,519
                                           =========     ==========    ============    ============

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     8
Use of Proceeds.......................    12
Dividend Policy.......................    12
Price Range of Common Stock...........    12
Capitalization........................    13
Pro Forma Financial Information.......    14
Selected Historical Financial Data....    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business and Properties...............    25
Management............................    37
Principal and Selling Stockholders....    41
Description of Capital Stock..........    42
Underwriting..........................    47
Legal Matters.........................    48
Experts...............................    48
Glossary..............................    49
Available Information.................    51
Incorporation of Certain Documents By
  Reference...........................    51
Index to Financial Statements.........   F-1
Appendix A -- Summary Report of Lee
  Keeling and Associates, Inc.........   A-1


================================================================================

================================================================================

                                5,870,000 SHARES

                                  COMMON STOCK

                                      LOGO

                                  ------------

                                   PROSPECTUS

                                           , 1996

                                  ------------

                               SMITH BARNEY INC.

                                 RAYMOND JAMES
                               & ASSOCIATES, INC.

                            BEAR, STEARNS & CO. INC.

                            OPPENHEIMER & CO., INC.

                             RODMAN & RENSHAW, INC.

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates expenses to be incurred in connection with the Offering described in the Registration Statement. All expenses are estimated except the SEC, NASD and Nasdaq Listing fees.

        SEC Registration Fee..............................................  $ 26,974
        NASD Filing Fee...................................................     9,402
        Nasdaq National Market Additional Listing Fee.....................    17,500
        Legal Fees and Expenses...........................................   175,000
        Accounting Fees and Expenses......................................    55,000
        Printing and Engraving Fees.......................................   100,000
        Miscellaneous.....................................................    16,124
                                                                            --------
                  Total...................................................  $400,000
                                                                            ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.751 of the Nevada General Corporation Law permits a corporation to indemnify any person who was, or is, or is threatened to be made a party in a completed, pending or threatened proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation), by reason of being or having been an officer, director, employee or agent of the corporation or serving in certain capacities at the request of the corporation. Indemnification may include attorneys' fees, judgments, fines and amounts paid in settlement. The person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, such person must have had no reasonable cause to believe his conduct was unlawful.

     With respect to actions by or in the right of the corporation, indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action was brought or other court of competent jurisdiction determines upon application that in view of all circumstances the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Unless indemnification is ordered by a court, the determination to pay indemnification must be made by the stockholders, by a majority vote of a quorum of the Board of Directors who were not parties to the action, suit or proceeding, or in certain circumstances by independent legal counsel in a written opinion. Section 78.751 permits the Articles of Incorporation or Bylaws to provide for payment to an indemnified person of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

     Section 78.751 also provides that to the extent a director, officer, employee or agent has been successful on the merits or otherwise in the defense of any such action, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

     Article VI, "Indemnification of Directors, Officers, Employees and Agents", of the Company's Bylaws provides as follows with respect to indemnification of the Company's directors, officers, employees and agents:

     Section 1. To the fullest extent allowed by Nevada law, any director of the Corporation shall not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article VI does not eliminate or limit the liability of a director for:

          (a) an act or omission which involves intentional misconduct, fraud or a knowing violation of law; or

          (b) the payment of dividends in violation of N.R.S. 78.300.

     Section 2. The Corporation shall indemnify each director, officer, employee and agent, now or hereafter serving the Corporation, each former director, officer, employee and agent, and each person who may now or hereafter serve or who may have heretofore served at the Corporation's request as a director, officer, employee or agent of another corporation or other business enterprise, and the respective heirs, executors, administrators and personal representatives of each of them against all expenses actually and reasonably incurred by, or imposed upon, him in connection with the defense of any claim, action, suit or proceeding, civil or criminal, against him by reason of his being or having been such director, officer, employee or agent, except in relation to such matters as to which he shall be adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. For purposes hereof, the term "expenses" shall include but not be limited to all expenses, costs, attorneys' fees, judgements (including adjudications other than on the merits), fines, penalties, arbitration awards, costs of arbitration and sums paid out and liabilities actually and reasonably incurred or imposed in connection with any suit, claim, action or proceeding, and any settlement or compromise thereof approved by the Board of Directors as being in the best interests of the Corporation. However, in any case in which there is no disinterested majority of the Board of Directors available, the indemnification shall be made: (1) only if the Corporation shall be advised in writing by counsel that in the opinion of counsel (a) such officer, director, employee or agent was not adjudged or found liable for gross negligence or willful misconduct in the performance of duty as such director, officer, employee or agent or the indemnification provided is only in connection with such matters as to which the person to be indemnified was not so liable, and in the case of settlement or compromise, the same is in the best interests of the Corporation; and (b) indemnification under the circumstances is lawful and falls within the provisions of these Bylaws; and (2) only in such amount as counsel shall advise the Corporation in writing is, in his opinion, proper. In making or refusing to make any payment under this or any other provision of these Bylaws, the Corporation, its directors, officers, employees and agents shall be fully protected if they rely upon the written opinion of counsel selected by, or in the manner designated by, the Board of Directors.

     Section 3. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in these Bylaws.

     Section 4. The Corporation may indemnify each person, though he is not or was not a director, officer, employee or agent of the Corporation, who served at the request of the Corporation on a committee created by the Board of Directors to consider and report to it in respect of any matter. Any such indemnification may be made under the provisions hereof and shall be subject to the limitations hereof, except that (as indicated) any such committee member need not be nor have been a director, officer, employee or agent of the Corporation.

     Section 5. The provisions hereof shall be applicable to actions, suits or proceedings (including appeals) commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.

     Section 6. The indemnification provisions herein provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, or by law or statute, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, and persons described in Section 4 of this
Article VI above, against any liability asserted against him and incurred by him in any such capacity or arising out of his status, as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of these Bylaws.

ITEM 16. EXHIBITS


      EXHIBIT
        NO.                                        DESCRIPTION
-------------------- ------------------------------------------------------------------------
        1.1**        -- Form of Underwriting Agreement.

        3.1          -- Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K
                        for the year ended December 31, 1995 (the "1995 Form 10-K").

        3.2*         -- Bylaws of the Company.

        4.1          -- Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3
                        dated November 30, 1992).

        4.2(a)       -- Rights Agreement dated as of December 10, 1990, by and between the
                        Company and Society National Bank, as Rights Agent (incorporated herein by reference to Exhibit 1 to the Company's Registration
                        Statement on Form 8-A, dated December 14, 1990).

        4.2(b)       -- First Amendment to the Rights Agreement, by and between the Company and Society National Bank (successor to Ameritrust Texas, N.A.), as
                        Rights Agent, dated January 7, 1994 (incorporated herein by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the
                        year ended December 31, 1993).

        4.2(c)       -- Second Amendment to the Rights Agreement, by and between the Company and Bank One, Texas N.A. (successor to Society National Bank), as
                        Rights Agent, dated April 1, 1995 (incorporated by reference to
                        Exhibit 4.7 to the Company's 1995 Form 10-K).

        4.2(d)       -- Third Amendment to the Rights Agreement, by and between the Company and Bank One, Texas N.A. (successor to Society National Bank), as
                        Rights Agent, dated April 1, 1995 (incorporated by reference to
                        Exhibit 4.8 to the Company's 1995 Form 10-K).

        4.2(e)       -- Fourth Amendment to the Rights Agreement, by and between the Company and Bank One, Texas N.A. (successor to Society National Bank), as
                        Rights Agent, dated April 1, 1995 (incorporated by reference to
                        Exhibit 4.9 to the Company's 1995 Form 10-K).

        4.3*         -- Certificate of Designation, Preferences and Rights of Series A Junior
                        Participating Preferred Stock dated December 6, 1990.

        5.1**        -- Opinion of Locke Purnell Rain Harrell (A Professional Corporation) as
                        to the validity of the securities registered hereby.

       23.1**        -- Consent of Locke Purnell Rain Harrell (A Professional Corporation)
                        (set forth in its opinion filed as Exhibit 5.1).

       23.2*         -- Consent of Arthur Andersen LLP.

       23.3*         -- Consent of Lee Keeling and Associates, Inc.

       24.1          -- Powers of Attorney (set forth on the signature page(s) hereof).


---------------


 * Previously filed.



** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned Company hereby undertakes to provide the Representatives of the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 30, 1996.


                                            COMSTOCK RESOURCES, INC.


                                            By:          M. JAY ALLISON*
                                            ------------------------------------
                                                       M. Jay Allison
                                               President and Chief Executive
                                                          Officer
                                               (Principal Executive Officer)


                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                     DATE
---------------------------------------------  ------------------------------  -----------------
M. JAY ALLISON*                                President, Chief Executive      October 30, 1996
---------------------------------------------    Officer, and Director
M. Jay Allison                                   (Principal Executive
                                                 Officer)
/s/  ROLAND O. BURNS                           Senior Vice President, Chief    October 30, 1996
---------------------------------------------    Financial Officer,
Roland O. Burns                                  Secretary, and Treasurer
                                                 (Principal Financial Officer
                                                 and Principal Accounting
                                                 Officer)
HAROLD R. LOGAN*                               Chairman of the Board of        October 30, 1996
---------------------------------------------    Directors
Harold R. Logan

RICHARD S. HICKOK*                             Director                        October 30, 1996
---------------------------------------------
Richard S. Hickok

FRANKLIN B. LEONARD*                           Director                        October 30, 1996
---------------------------------------------
Franklin B. Leonard

CECIL E. MARTIN, JR.*                          Director                        October 30, 1996
---------------------------------------------
Cecil E. Martin, Jr.

DAVID W. SLEDGE*                               Director                        October 30, 1996
---------------------------------------------
David W. Sledge



     * The undersigned has executed this Amendment No. 1 to the Registration Statement on behalf of each of the persons named above pursuant to the Powers of Attorney filed with the Securities and Exchange Commission.



                                                  /s/  ROLAND O. BURNS
                                            ------------------------------------
                                             Roland O. Burns, Attorney-in-Fact